Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission"). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may use the term "inferred" resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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Technical Report

Resource modeling and

Estimation update

Joanna gold deposit

Aurizon Mines Ltd.

Respectfully submitted to:

Aurizon Mines Ltd.

Effective date March 30th 2009

Revised on April 7th, 2009

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page ii

Table of Contents

Table of Contents

ii

List of tables

iv

List of Figures

v

1- Summary

1

2- Introduction

4

2.1 Terms and units used

5

3- Reliance on Other Experts

6

4- Property Description and Location

7

4.1 Location

7

4.2 Property description

8

4.3 Royalties

11

5- Accessibility, Climate, Local Resources, Infrastructure and Physiography

12

5.1 Accessibility

12

5.2 Climate

12

5.2.1 Precipitation

12

5.2.2 Temperature

12

5.2.3 Winds

12

5.3 Local resources

13

5.4 Infrastructures

13

5.5 Physiography

13

6- History

14

7- Geological Setting

20

7.1 Regional geology

20

7.2 Local Geology

21

8- Deposit Types

22

9- Mineralization

23

9.1 New labelling of the mineralized corridors

23

9.2 Other mineralization

26

10- Exploration

27

11- Drilling

29

12- Sampling Method and Approach

34

13- Sample Preparation, Analyses and Security

35

13.1 Sample preparation and analysis

35

13.2 Quality control program

36

13.3 Security

37

14- Data Verification

38

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page iii

14.1 Independent sampling

38

15- Adjacent Properties

43

16- Mineral Processing and Metallurgical Testing

44

16.1 Characterization

44

16.1.1 Comminution Testwork

44

16.1.2 Mineralogical Evaluation

44

16.1.3 Metallurgical Testing

44

16.1.4 Gravity Separation Testwork

45

16.1.5 Flotation Testing

45

16.1.6 Cyanidation Testwork

45

16.1.7 Test Results

46

17- Mineral Resource and Mineral Reserve Estimates

47

17.1 Mineral resources

47

17.1.1 Resources of the Heva sector – West Block

47

17.1.1.1 Data used

47

17.1.1.2 Bedrock surface

48

17.1.1.3 Mineralized envelope

48

17.1.1.4 Mineralized intercepts

52

17.1.1.5 Compositing of assay intervals within mineralized intercepts

54

17.1.1.6 Spatial continuity of composite grades

57

17.1.1.7 Resource block grade interpolation

59

17.1.1.8 Resource block model validation

61

17.1.1.9 Resource classification

62

17.1.2 Resources of the Hosco sector – East Block

68

17.1.2.1 Data used

68

17.1.2.2 Bedrock surface

70

17.1.2.3 Mineralized envelope

70

17.1.2.4 Mineralized intercepts

73

17.1.2.5 Compositing of assay intervals within mineralized intercepts

74

17.1.2.6 Spatial continuity of composite grades

77

17.1.2.7 Resource block grade interpolation

78

17.1.2.8 Resource block model validation

80

17.1.2.9 Resource classification

81

18- Other Relevant Data and Information

92

18.1 Geotechnical investigation

92

19- Interpretation and Conclusions

93

20- Recommendations

95

21- References

96

22- Certificate of qualification

103

Appendix: List of claims

108

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page iv

List of tables

Table 1  List of abbreviations

5

Table 2  Details of Aurizon’s interests and commitments

11

Table 3  Metal scan of one third of the control samples

26

Table 4  Summary of drilling and development

29

Table 5  Results of the 2008 check sampling program

42

Table 6 DHs and channel samples used in the resource estimation of the Heva sector

47

Table 7 Mineralized intercepts in the Heva sector and their assay data

52

Table 8 List of highest sample gold values in the Heva sector of Joanna

53

Table 9 Capping statistics with cap on sample values

53

Table 10 Statistics of composite grades in the Heva sector

54

Table 11 Automatic classification of Heva resources and comparison with 2007.

63

Table 12 Final classification of Heva resources and comparison with 2007

63

Table 13 Distribution of 2008 resources into Vantex and non-Vantex claims

63

Table 14 Distribution of 2008 resources according to cut-off and depth

64

Table 15 DHs and channel samples used in the resource estimation of Hosco sector

68

Table 16 Mineralized intercepts in the Hosco sector and their assay data

73

Table 17 Statistics of composite grades in the Hosco sector

74

Table 18 Highest grade 2m composites in the Hosco sector

75

Table 19 Automatic classification of Hosco resources and comparison with 2007

83

Table 20  Resources of the top central sector of Hosco with automatic classification

84

Table 21 Final classification of Hosco resources and comparison with 2007

85

Table 22  Resources of the top central sector of Hosco with final classification

86

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page v

List of Figures

Figure 1  Property location

7

Figure 2  Location of the 2009 Joanna claims acquired or optioned by Aurizon

8

Figure 3  Claims of the Joanna property acquired or optioned by Aurizon (GESTIM).

9

Figure 4  Validation of the titles on line, example Claim CL-3707444 from GESTIM

10

Figure 5  Heva Vantex-Stellar claims block where Stellar 2005 drilling took place (from Pierre O’Dowd report)

19

Figure 6  Geology map with property boundaries in 2009

21

Figure 7  Cross section of the mineralization (8650E) with new labelling of mineralized corridors

22

Figure 8  Mineralization observed in core prior to core splitting

25

Figure 9  Detailed aspect of the mineralization, quartz veining with disseminated sulfides in control core after splitting

25

Figure 10 Plan view of the holes drilled on the Joanna property in Hosco block, local GML grid

31

Figure 11 Plan view of the holes drilled on the Joanna property in Heva block, local GML grid

32

Figure 12 Core rack at the geological contractor site in Rouyn-Noranda.

33

Figure 13 Sawing of core and sampling at Services Technominex’s core shack in Rouyn-Noranda.

35

Figure 14 Correlation plot of original and check gold values (2008 program)

39

Figure 15 Adjacent Properties

43

Figure 16 Top view of the modeled contact surface of overburden bedrock in the Heva sector

49

Figure 17 General views of drill holes and old workings in the Heva sector

50

Figure 18 Interpreted mineralized limits in the Heva sector of Joanna

51

Figure 19 Histograms of the uncut grade of 1m composites in Heva sector

55

Figure 20 Histograms of the uncut grade of 2m composites in Heva sector

56

Figure 21 Correlograms of cut grades of 1m and 2m composites

58

Figure 22 Interpolated block Au grade on selected benches of the Heva sector

60

Figure 23 Comparison of block grade and composite grade at about the same place - Heva

61

Figure 24 Automatic resource classification in the top benches

65

Figure 25 Long section with surface hole intercepts

66

Figure 26 Final resource classification in the top benches

67

Figure 27 Old underground workings and drill holes in the Hosco sector of Joanna

69

Figure 28 Top view of the TIN contact surface of overburden bedrock in the Hosco sector

71

Figure 29 Interpreted mineralized limits in the central part (8200E-9300E) of Hosco sector

72

Figure 30 Histograms of the uncut grade of 2m composites in Hosco sector

76

Figure 31 Correlograms of cut grades of 2m composites

77

Figure 32 Interpolated block Au grade on selected benches of the Hosco sector

79

Figure 33 Comparison of block grade and composite grade at about the same place – Hosco

80

Figure 34 Automatic classification of resources in blocks of the Hosco sector

87

Figure 35 Long section of Hosco North with surface hole intercepts

88

Figure 36 Long section of Hosco South with surface hole intercepts

89

Figure 37 Hosco long sections with proposed limits of measured and indicated resources

90

Figure 38 Final classification of resources in blocks of the Hosco sector

91

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 1

1- Summary

•

SGS Geostat Ltd. (“Geostat”) was commissioned by Aurizon Mines Ltd. ("Aurizon" or the "Company") to prepare an updated independent mineral resource estimate based on data available from drill holes completed by previous operators, his new 2007-2008 drilling and recently acquired claims on the Joanna property, in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101 on the Joanna property. Cut-off date for data used is January 31, 2009.

•

The Joanna property comprises 111 contiguous claims totaling 3,393 hectares. In addition to the original 67 claims optioned in 2006, the company has acquired the 3 O’Connor claims, then optioned the 20 Henriksen claims and got a 75% share of the 2 Vantex claims on the Heva side of the property. Finally, in 2008, they optioned the 19 Alexandria claims to the east of Hosco. Optioned claims are subject to a 2%-2.5% NSR royalty. Remaining payments to exercise amount to $1,750,000 and remaining work commitments (on Alexandria claims) amount to $650,000.

•

The Joanna property (formerly Hosco and Heva mines) is located 20 km east of the town of Rouyn-Noranda. The property is accessible from Rouyn-Noranda or Val d’Or by road. Highway 117 leads to gravel roads leading to the old shaft concrete slabs of both old Hosco and Heva mines. The property is near the city of Rouyn-Noranda (39,000 approximate population). This city is a regional center. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation.

•

Aurizon is currently conducting exploration activity on the property comprising diamond drilling, all in accordance with government regulations. Aurizon has received a Certificate of Authorization to build an access road in the bug land by the Minister of Natural Resources and Sustainable Development of Québec.

•

The Joanna property is on the famous Cadillac break. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups Gold mineralization is composed of disseminated sulfides (pyrite, arsenopyrite, pyrrhotite) in deformation and silicified zones along the Cadillac fault. Small quartz veins of a few centimeters to a meter wide are encountered in these zones. The Au disseminated mineralization is found in strongly altered and deformed corridors, showing an azimuth of N260˚ and a dip 55° to the north-west. These mineralized corridors with an average horizontal width of 20 meters can be found over a length greater than 1200 meters.

•

Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Surface mapping was carried out in the summer of 2006.  Exploration holes were incorporated into a database in electronic format at the end of 2006.  Easily computerized reliable underground data is also included in the new database. Old core exists and has been sampled and re-sampled. In September, 2007, a total of 11,200 meters from 25 holes, with 6,844 samples were incorporated into a new mineral resources estimate prepared by Geostat.  In 2007, 20,647 meters from 62 holes were

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 2

completed on the Hosco sector, and 26,269 meters from 42 holes were completed on the Heva sector.

•

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA Inc., which concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 meter level, the Joanna Gold Project was potentially feasible as a standalone open-pit mine operation. During 2008, an infill drilling program was completed within the limits of the proposed pit outline of the Hosco sector and the results of all exploration drilling performed outside of that pit above 300 meters.  In 2008, 87,574 meters from 359 holes were completed.

•

Mr Claude Duplessis, P. Eng., Manager of SGS Geostat Ltd., re-visited the site in the summer of 2008 on August 4th, and has taken independent samples from the on-going drill campaign and has also reviewed the core and data at Rouyn facilities.  This site visit was done in order to complete the NI 43-101 report of the resource calculation of the Joanna project.

•

Historically, the defined mineralization at Hosco was considered refractory as gold occurs as fine inclusions in arsenopyrite sulphide. However, with new techniques and a combination of mineral processing, involving gravity, flotation of sulphides and regrinding of concentrates with cyanide leaching of the concentrates could improve gold recoveries.

•

Updated NI 43-101 compliant resources are:

Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	18,500,000	1.4	827,000
Indicated	Hosco Heva	11,100,000 4,200,000	1.3 1.9	446,000 257,000
Total Measured and Indicated		33,800,00	1.4	1,530,000
Inferred	Hosco Heva	19,800,000 8,600,000	1.2 1.8	774,000 488,000
		28,400,00	1.4	1,262,000

Notes:

1.

CIM definitions were followed for mineral resources.

2.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

3.

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

4.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

5.

Includes undivided 25% interest of Stellar Pacific Ventures Inc. in 2 claims within the Heval block, which is subject to dilution

•

The Joanna mineral resources in this report were estimated by a Geostat qualified person (M. Dagbert) using digital block models.  The mineralized zones are delimited by the drill hole intercepts, the cross section ore envelopes are subsequently transferred into level plans for estimation. Mineralized solids are filled with 5mE x2mN x 5mZ regular blocks. The grade of each block is kriged from the capped grade of nearby 2m composites defined along the mineralized hole intercepts. Specific gravity used is 2.66 t/m3 in the

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 3

Hosco sector and 2.68 t/m3 in the Heva sector. Capping limit for the grade of 2m composites is 15 g/t in both Heva and Hosco sectors. With that limit, gold loss is 6.2% in the Heva sector and 5.5% in the Hosco sector.

•

The authors consider that there is some potential to increase the mineral resources on the property and to define mineral reserves by open pit.

•

The authors recommend that Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

•

The work program of Phase 1 follow with associated costs:

•

The authors recommend that Aurizon conduct further drilling to increase the lateral extension westward and eastward, as the mineralized zones are open in both directions and at depth.

▪

Drilling (10,000m)

1.2$ Millions

•

The authors recommend that Aurizon conducts exploration works including geochemistry, geophysics, trenching and drilling on previously unexplored areas of the sedimentary rock on the property and also possibly hosting the Blake River limit.

▪

Geophysics (30km IP)            50K$

▪

Geochemistry                         50K$

▪

Trenching                               50K$

▪

Drilling (2,000m)                    250K$

•

In the Hosco sector, with a substantial increase of near surface measured and indicated resource, the authors recommend that a prefeasibility study to define open-pit reserves be initiated. There is no need for additional drilling in this particular sector at the moment.

▪

Pre feasibility study                500K$

•

In the Heva sector, the near surface indicated resource picture of the 2007 study has not changed much since no real new drilling has been conducted in that part of the deposit. The authors recommend that the economics of an open pit operation based on available resources be reviewed. If results are positive, some infill drilling similar to what has been done in the Hosco sector in 2008 could be conducted within the limits of the open-pitable resources.

▪

Risk assessment study           200K$

▪

In filling drilling 40,000 m  and exploration drilling 10,000m for 6M$

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 4

2- Introduction

This technical report was prepared by SGS Geostat for Aurizon to support disclosure of updated mineral resources and describes the basis and methodology used for modeling and estimation of the resources of the Joanna (previously Hosco and Heva mines) gold deposit from historical data and new drilling by Aurizon.  The report also presents a full review of the history, geology, mining and metallurgical testing of the Joanna (Hosco & Heva) deposit and provides recommendations for future works.

SGS Geostat was commissioned to prepare an independent estimate of the mineral resources update of the Joanna deposit with a large volume low grade perspective. Aurizon supplied electronic format data from which SGS Geostat built and validated a final updated database.  For the purposes of this updated resource estimate the zone associated with the old Hosco mine and the old Heva mine are studied from 4200 East to 9700 East.

This report on the update of Joanna mineral resources is prepared by three authors; Michel Dagbert (responsible for the work reported in section 17), Claude Duplessis (responsible for the other sections with assistance of Lyne Maître M.Sc.Env.)

One of the authors visited the site for this evaluation.

•

Claude Duplessis, Eng., visited the site on the 4th August 2008, for inspection of available core, independent sampling of ongoing diamond drilling and geotechnical investigation campaigns and also for a review of quality control on sampling of the new holes.

In this document, the following terms are used:

Aurizon: Aurizon Mines Ltd. or the company

Joanna: Name of the property used by Aurizon.

Heva: Former name of the mine site and its deposit used in previous reports.

Hosco: Former name of the mine site and its deposit used in previous reports.

Vantex: Vantex Resources Inc.

Stellar: Stellar Pacific Ventures Inc.

SGS Geostat: SGS Geostat Ltd. (formerly Systèmes Géostat International Inc.), firm of consultants mandated to complete this study.

The information herein is derived from the Technical Report “Resource Modeling and estimation update” dated October 26th 2007 and authored by SGS Geostat, from a review of the documents listed in the References and from information provided by personnel of Aurizon Mines Ltd., in particular Mr. Ghislain Fournier P. Eng., Corporate Development Manager of Aurizon.  The authors and assistant Lyne Maître communicated on a regular basis with Aurizon management and geologists.  A complete list of the reports available to the authors is found in the References section of this report.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 5

2.1 Terms and units used

The imperial system was used in the past at Hosco and all data has been converted to metric system into the same coordinate system by technical personnel of Aurizon under supervision of Mr. Fournier.  However some reference to past document information may appear in the original imperial mine systems.  Otherwise, all measurements in this report are presented in meters (m), metric tonnes (tonnes), grades in grams per tonnes (g/t) and ounces are in troy ounces unless mentioned otherwise. Monetary units are in Canadian dollars (CA$) unless when specified in United States dollars (US$).

A table showing abbreviations used in this report is provided below.

tonnes or mt

Metric tonnes

tpd

Tonnes per day

Ton corr

Tonnage corrected according to the zone dip

t, st, ST, ton

Short tons (0.907185 tonnes)

kg

Kilograms

g

Grams

oz

Troy ounce (31.1035 grams)

oz/t

Troy ounce per short ton

g/t

Grams/tonne or ppm

NSR

Net Smelter Return

ppm, ppb

Parts per million, parts per billion

ha

Hectares

ft

Feet

In

Inches

m

Metres

km

Kilometres

m³

Cubic metres

Table 1  List of abbreviations

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 6

3- Reliance on Other Experts

The authors do not rely on other experts.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 7

4- Property Description and Location

4.1 Location

The property is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117.  With the acquisition of the O’Connor (3), Henriksen (20), Vantex (2) claims in 2007, and Alexandria (19) claims in 2008, the property now comprises 111 claims covering 3,393 hectares in a polygon without inclusions. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west.  The railway line does not pass over any previously identified gold mineralization. The following figure shows the location of the property. It is located in the Joannes Township, Province of Québec two kilometers north-east of the Rouyn-Noranda airport. The property is located in the Municipality of Rouyn-Noranda. The project sits on the 32D02 map in the NTS system.

CASA BERARDI
JOANNA
KIPAWA
ONTARIO
QUEBEC
QUEBEC
Matagami
Joutel
La Sarre
Lac Abitibi
Amos
Rouyn-Noranda
Virginiatown
Val d'Or
Senneterre
Beleterre
Ville-Marie
Témiscamingue
North Bay
101
111
109
113
117
11
63
17
0
30km
AURIZON
Project Location Map

Figure 1  Property location

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 8

4.2 Property description

The topography of the area is rather flat and swampy, particularly in the north half of the property. Outcrops occur mainly in the southern part of the claim group. The overburden consists of till fluvio-glacial and lacustrine deposits and is generally less than 15 meters thick. The property is well located regarding access (air, road & train), electricity, water and manpower. The project area extends east-west for more than 8 kilometers and reaches 3 kilometers in width.

MINES AURIZON LTÉE
PROPRIÉTÉ JOANNA
Carte de claims
Échelle 1 : 50000
GESCAD inc.
Mise à jour : 10 octobre 2008
Feuillet 32D02
Canton Joannes
UTM nad83 z17
Feuillet 32D07
Feuillet 32D02
R. 8
R. 7
R. 6
ROUYN
JOANNES
BOUSQUET
Farmborough
Lac-Joannes
Municipalité de McWatters
N

Figure 2   Location of the 2009 Joanna claims acquired or optioned by Aurizon

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 9

Figure 3   Claims of the Joanna property acquired or optioned by Aurizon (GESTIM).

The property is north of a biodiversity reserve which has been excluded for exploration and mining activities (in pink on Figure 3). Details of the acquisitions of the Henriksen (yellow), O’Connor (orange), Vantex (blue) and Alexandria (mauve) properties are included in the Royalties section of this report.

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All statutory work and tax payments are in good standing.

SGS Geostat has verified the status of each claim, example of the online validation with the Quebec Minister of Mines GESTIM system is presented in the following figure for CL-3707444. According to GESTIM, 35 claims are expired since December 2008 or January 2009; however the renewal of these claims is presently under review.

A detailed list of the Joanna claims is in appendix.

The Joanna property is surrounded by claims owned mostly by Agnico Eagle, Iamgold-Qc (Cambior), Xstrata (Falconbridge), Newbaska, Benoit Bernier, Jean Robert, and Marc Lefebvre.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 10

Ressources naturelles et Faune Québec

GESTIM Plus Gestion des titres miniers

Courriel Portail Québec

Consultation du registre

Accueil
Consultation du registre
Recherche
Carte
Territoires désignés
Site FTP
Mes documents
Formulaires électroniques

Titre minier

Informations sur le titre minier	
Numéro du titre	CL3707444
Statut du titre	Actif
Superficie (ha)	40,00
Date d'inscription	1978/02/15
Date d'expiration	2009/01/27
Date de jalonnement	1978/01/29
Nombre de renouvellements	9
Excédent au titre	11 339,85 $
Travaux requis au prochain renouvellement	2 500,00 $
Droits requis au prochain renouvellement*	100,00 $
Dossier de renouvellement en traitement	Oui
Dossier de déclaration de travaux en traitement	Non

Description :

N/D:90 298 004 1/2S+1/2N ART.348

Commentaire de localisation :

Contrainte :

* Montants sujets à une révision des tarifs

Figure 4   Validation of the titles on line, example Claim CL-3707444 from GESTIM

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 11

4.3 Royalties

The Joanna Gold Project comprises 111 contiguous claims. Aurizon owns or has an option to acquire up to a 100% interest in 109 contiguous mineral claims and an undivided 75% interest in 2 additional claims located in the Joannes Township of Quebec. Details of Aurizon's interests and commitments are set out in the following table.

Claims	Ownership/Title	Royalties	Remaining Payments to Exercise	Remaining Work Commitments

Original Joanna (67 Claims) (1)	Option for 100%	2% NSR	$100,000	__

O’Connor (3 claims)	100%	__	__	__

Henriksen (20 Claims)	Option for 100%	2% NSR	$50,000	__

Vantex (Heva) (2 Claims)	75%(2)	2.5% NSR(3)	__	__

Alexandria (19 claims)	Option for 100%	2% NSR(4)	$1,600,000(5)	$650,000

Notes:

(1)

Twenty five (25) of these claims form part of the Heva block.

(2)

Undivided.

(3)

Aurizon has an option to purchase 0.75% of NSR for $500,000.

(4)

Also a 2% gross overriding receipts royalty on diamonds.  Aurizon has an option to purchase 1% of the NSR for $2 million.

(5)

Payable in Common Shares having an equivalent market value determined in accordance with the agreement.

Table 2   Details of Aurizon’s interests and commitments

Details of the agreements are available upon request at Aurizon Mines office. As per conversation with management and some verification all payments and obligations of Aurizon to 3rd parties are in good standing.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 12

5- Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Accessibility

The Joanna project is located in the Joannès Township in the Province of Québec. It is 20 km east of Rouyn-Noranda, just north off Highway 117.  The property is accessible via a gravel road to the old shaft collar of the Hosco mine.

5.2 Climate

The climatic data used to characterize the sector under study comes from the meteorological station of Val-d’Or, Québec. These observations were carried out during 1961-1991. For surface exploration purposes, the climate and length of the cold season have an impact on the access due to soft ground.

5.2.1 Precipitation

On average, 928 mm of water falls annually in the area. The most abundant precipitation falls in September, with 103 mm of water. Average monthly precipitation ranges from 48 mm in February to 103 mm in September.

Snow falls from October to April, but is much more significant from November to March. The average for these five months is 26 mm, expressed in mm of water.

The pH of the precipitations measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June (MEF, 1993).

5.2.2 Temperature

In the area of Val-d’Or, the average daily temperature is slightly over the freezing point, i.e. 1.6°C. The average temperature during July reaches 17°C, while the temperature in January falls to -16°C.

5.2.3 Winds

The anemometric data collected in Val d’Or between 1961 and 1991 show that from June to January the southwest winds are dominant, whereas from February to May the winds coming from the northwest are more frequent. Furthermore, in this sector, the winds have an average velocity varying between 11 and 14 km/h for an average of 13 km/h during the year.

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5.3 Local resources

The regional resources concerning labour force, supplies and equipment are sufficient, the area being well served by geological and mining service firms. The town of Rouyn-Noranda, with more than 39 000 citizens, could provides the workforce for a new mine.  While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favourable in that regard.  The city is a regional center for the western Abitibi region. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation. All major services are available in Rouyn-Noranda and Val d’Or.

5.4 Infrastructures

The following infrastructures are found on the Joanna property; an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine, some concrete slabs remain as witness of the past mining operations, the North-South gravel road cross a Railway, the Railway is East West and is not located on the identified gold mineralization. Local electrical distribution is available from the power line on the nearby 117 National Road. A 120kV power line passes 2.7km North of the Hosco deposit. The existing inclined shaft and ramp could be used to perform underground exploration activity.

5.5 Physiography

The site of the project presents low relief topography. The slope is gently dipping towards the north in the swamp. The land is drained westward by small creeks. The vegetation of the surrounding area is characterized by trembling aspens and balsam poplars. Formations of balsam fir trees in pure settlements or associated white spruce and, to a lesser extent, black spruce are present. A major swamp is present. Most of the zones of interest do not outcrop and are under a swamp. Aurizon has received the Certificate of Authorization from the minister of the environment of Québec for the construction of access roads in the wetland in the Hosco mine sector.

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6- History

The principal source of the following historical information is M. Jean Descarreaux’s report of March 1985 titled "Report on the Hosco Property".  All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been established.  They are provided only for historical reference purposes.

The Hosco gold property has been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1945:

Hosco Gold Mines did a magnetic survey and 81 diamond drill holes totalling 20,000 metres (65,617 feet).

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres (430 feet).

Three levels opened, i.e. 40 metres (130 feet), 80 metres (260 feet), 120 metres (395 feet).

1946-1947:

Drifting and crosscutting on the three levels as indicated below:

Level	Vertical depth	Drifts+ Xcuts
	Metres feet	Metres feet
1	40 130	95 312
2	80 260	1042 3419
3	120 395	1262 4140
Total: 2399 7871

1948-1949:

Production at a rate of 100 metric tons/day (110 short tons). A total of 45,872 metric tons (50,459 short tons) grading 6.58 g/mt (0.192 oz/sh.t) were extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.

Mill head was 4.90 g/mt (0.143 oz/sh.t.)

1949:

Production stopped. Proven ore reserves of 75,344 metric tons (82,878 sh.t.) grading 9.60 g/m.ton (0.28 oz/sh.t.).

1949-1972:

No work is reported on the property.

1972:

The property is staked by G. and Y. Vezina.

1973:

Ore reserves calculations by Derry, Mitchener and Booth: probable and possible reserves amount to 954,556 metric tons (1,050,000 sh.t.) grading 5.14 g/m.t. (0.15 oz/sh.t.).

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1979:

Soquem acquires the mining rights. Relogging of the 1944-1945 diamond drill holes. Some sections are reassayed.

1980-1981:

Soquem drilled 7 holes totalling 1,128 metres (3,701 feet).

Compilation of previous work and ore reserves calculations by Soquem: a total of 612,440 metric tons (673,684 sh.t.) grading 4.30 g/m.t. (0.125 oz/sh.t.) in the probable and possible categories.

1984:

SASU Investments Inc. acquires an option on the Hosco property.

Drilling of 10 holes totalling 2,988 metres (9,803 feet).

New ore reserves calculations by Louvicourt Mining Management Company Ltd. Ore reserves amount to 1,081,620 metric tons (1,189,782 sh.t.), grading 4.10 g/m.t. (0.12 oz/sh.t.) all in the drill indicated category.

An economic evaluation by Roche Ltd. resulted in outlining the same ore reserve as that completed by SOQUEM..

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:

Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t of mineralization stockpiled on surface. This stockpile remains in place on surface.

Metallurgical testing of four 10 kg drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process using the Hosco gold mineralization. A total of 15 grab samples of Hosco mineralization and 15 grab samples of Hosco barren waste rock was collected in order to estimate the specific gravity of the Temiskaming Group sediments and the gold-bearing mineralization.

1997:

The access ramp was blocked and the portal was filled in at the request of the minister of the environment of Quebec for security purposes.

1998-2004:

1149127 Ontario Inc. acquires 100% interest in its mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004).

1149127 Ontario Inc. property transfer to 90569 Canada Inc. in a name change.

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2004:

Chris Davis MSc. P. Geo conducted an assessment of the historical works on the Heva-Hosco property for 90569 Canada Inc.

2006:

Aurizon Mines Ltd. optioned the property in June from 90569 Canada Inc.. A 2% net smelter royalty is held by 90569 Canada Inc. and Iamgold-Qc (formerly Cambior).

2007:

Exploration and validation with diamond drilling and completion of the first NI 43-101 compliant resource estimates by SGS Geostat.

Drilling of 62 holes.

2008-2009:

Following of the exploration and validation with diamond drilling and completion of an update of the NI 43-101 compliant resource estimates by SGS Geostat.

Drilling of 359 holes.

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For the West block (Heva) the principal source of the following historical information is Mr. Chris Davis M.Sc. P.Geo report of August 15th 2004 "Review and assessment of the Hosco-Heva Gold Property".  All the following historical statements of resources or reserves are not NI 43-101 compliant and their reliability has not been established.  They are provided only for historical reference purposes.

The Heva gold property has also been explored over the last sixty years by various owners and optionees, as indicated below:

1944-1945:

Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totalling 9,960 m. A-50 degrees N inclined three compartment shaft was excavated to a vertical depth of 122 m. Underground work consisted of drifting and crosscutting on 84 m and 122 m levels.

1946:

Company name change to Heva Gold Mines Ltd.

1947:

The shaft was deepened to a vertical depth of 177 m and the 160 m level was excavated.

1948:

Mines and Resources Canada completed an investigation of the Heva gold mineralization. The report indicated that the 99% of the gold could be recovered by direct cyanidation. Seven underground drill holes were completed from the 122 m level. Nine surface drill holes were completed. Operations are suspended and the mine is allowed to fill with water.

1951-1953:

The mine is dewatered and underground operations are resumed. A total of 47,475 tonnes of ore grading 6.86 g/tonne Au was produced before the operations are stopped due to a shortage of mine labour. A total of 960 m of drifting and crosscutting was completed from 1946 to 1953.

1975:

Yvon and Gaston Vezina acquire the mining rights

1978-1981:

SOQUEM Exploration options the property. The surface geology is mapped and the base line resurveyed. A total of 6,920 m of surface diamond drilling is completed.

1982:

SOQUEM Exploration completed a detailed mineralogical study. This consisted of 69 thin sections from the 1980 and 1981 diamond drill core.

1983:

SOQUEM Exploration completed a humus geochemical survey.

1984:

SASU Investments Inc. acquires an option to the property.

1985:

New Goldcore Ventures and Amberquest Resources Ltd option the Heva Block. Norgold Management Ltd. agent for New Goldcore Ventures and Amberquest Resources Ltd hired Ovaltex Inc. to complete 28 surface diamond drill holes totalling 7,967 m.

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1986-July 1987:

Louvicourt Mining Management, agent for Eastern Mines Ltd.  And Silver Sceptre Resources Ltd. completed 11,126 m of surface diamond drilling and installation of the following surface infrastructure; access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program. The program was suspended on July 28, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

August 1987-1988:

Starting on August 1, 1998 Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. And Silver Sceptre Resources Ltd. completed a revised advanced exploration program. It consisted of 7,614 m of surface diamond drilling, and an evaluation of the 2-15 cave in area, sinking of vertical three compartment 7 m by 3 m shaft to a depth of 227 m, 260 m of cross cutting, 122 m of drifting on the new 200 m level and 148 m of underground bazooka drilling. The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis. Shaft stations were excavated to correspond to the same levels within the old workings and a 40 m pillar was established above the new 200 m level. A loading pocket was established on the 200 m level. A total of 1,386 tonnes of mineralization was extracted and piled on surface.

1999:

T. P. O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township

1998-2004:

1149127 Ontario Inc. acquires 100% interest in its mining claims. There are no outstanding obligations on these claims except for a 1% net smelter return royalty held by Cambior (Vallee 2004).

2004:

Minerals right are transferred to Vantex Resources Limited from O’Connor and Gauthier.

2005:

Stellar Pacific Ventures signs an agreement to carry out exploration work and acquire 25% of the property. Figure below shows Claims location on which Stellar has carried out exploration work in 2005.

2007-2009:

Aurizon acquires an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims.

Drilling of 42 holes in the Heva sector in 2007 and 2008.

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GROUPE DE CADILLAC
GROUPE DE TÉMISCAMINGUE
FAILLE DE CADILLAC
PUITS HÉVA
PUITS HOSCO
Chemin de fer
Rang VII
Rang VI
Rang VI
Rang V
24
25
117
SUPERGROUPE DE PONTIAC
N

Zone de cisaillement
Dyke de diabase
Faille
Stratification

Modifié de Davis (1987) GM-45180

STELLAR PACIFIC VENTURES INC.

PROPRIÉTÉ HÉVA

Géologie de la propriété

0 250 500 750m

Figure 4

Figure 5  Heva Vantex-Stellar claims block where Stellar 2005 drilling took place (from Pierre O’Dowd report)

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7- Geological Setting

7.1 Regional geology

The following information is based on three sources: Descarreaux’s 1985 report, an internal report prepared by Ghislain Fournier P. Eng. of Aurizon in January 2006 and information provided by Martin Demers P.Geo of Aurizon.

The Joanna property (formerly the Hosco-Heva) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group but several gold only deposits in the immediate vicinity of the Cadillac Break have been defined over the years.

Thick sequences of Archean lavas of the Blake River Group yielded ages between 2703 and 2696 Ma (Mortensen, 1993b; Lafrance et al., 2005). The recent isotopic datation, coupled with the stratigraphic relashionships, suggest that the various formations composing the Blake River Group do not represent a simple stratigraphic pile, but different, geographically isolated, synchronous volcanic complexes (Lafrance et al., 2005). Volcanism in this area tends to be bimodal, showed by successions of mafic and felsic lavas with affinities varying between tholeitic and calcalkaline. Pyroclastic equivalents of mafic to felsic lavas occur intercalated with massive flows.

Younger flyshic sediments, such as the Cadillac and Kewagama group, are about 10 million years younger than the youngest volcanic units (Lafrance et al. 2005). They sit on top of volcanic domain and form continuous units, generally in an East-West direction. Locally, younger fluviatile sedimentary sequences, such as the Temiskaming group, are developed within basins closely associated to the regional faults (Mueller et al, 1996).

Volcanic and sedimentary assemblages are internally tightly folded and cut by major E-W and NW-SE faults developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip. Regional deformation is generally expressed by an east-west, steeply dipping schistosity, sub-parallel to the main folds axial plan. On a regional scale, fold axis tend to be subhorizontal but can also be more vertical within the major fault corridors (Daigneault et al, 1996, 2001, 2002).

The main structural feature of the region is the Cadillac Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake, Ontario to Val d’Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend northeast-

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southwest and occur discordant to all lithologies. Metamorphism vary from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately South of the Cadillac Break in the Pontiac Sub-Province. A number of gold showings occur in the region typically associated with the Cadillac Break. Besides the Hosco and Heva old mines, the previously mined McWatters gold mine is the best-known gold deposit near the property.

7.2 Local Geology

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac fault, which dips 55 degrees to the north in this area. It is underlain from south to north by sedimentary rocks of the Pontiac, Temiskaming and Cadillac groups. The Pontiac and Temiskaming Groups are mainly composed of greywackes. Temiskaming Group is identified by extensive polygenic conglomerate units. The Cadillac group occurs north of the Cadillac fault. It mainly consists of greywacke with siltstone, mudstone and arkose units. A few diabase dykes also cut the host sedimentary rocks.

QUEBEC
359000E
364000E
369000E
5350000N
5345000N
5340000N
Ruisseau Davidson
Henricksen
Feifer
O.Conner
Doyon 10Km
Cadillac Break
Old Workings
Old Workings
Feifer
Vantex
Alexandria
Rouyn 15km
117
CN
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Mineral Resources
0
2km
AURIZON MINES LTD.
JOANNA Project (Quebec)
Regional Geology

Figure 6  Geology map with property boundaries in 2009

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8- Deposit Types

The gold deposit at Joanna may be described as a sediments hosted orogenic gold deposit related to the structural control of the Cadillac fault. Mineralization is mainly developed in the form of finely disseminated sulfides envelopes (pseudo-lenses) with minor quartz veining in Cadillac. The main brittle-ductile deformation comprising the Cadillac Fault is concentrated in these metasedimentary layers. The genetics of the deposit has not been studied in detail. Historically, previous exploration was focused on quartz veins within the deformation and mineralization corridor where gold was present in higher grades.

Sud
Nord
1350 N
1450 N
1550 N
1650 N
4900 m
4800 m
Zone sud 3
Zone sud 2
Zone sud 3
Zone sud 3
Zone sud 2
Conglomérat
Conglomérat
ZS1
Faille Cadillac
Zone nord
Faille
Légende
Histogramme
1 cm = 5 g/t
0,5 à 3 g/t
3 à 5 g/t
5 à 10 g/t
10 g/t à 10000 g/t
AURIZON
MINES AURIZON LTÉE
Projet Joanna
Section 8650Est

Figure 7  Cross section of the mineralization (8650E) with new labelling of mineralized corridors

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9- Mineralization

The description of the mineralization is based on information from different reports included in the References section, site visit observations of core and information provided by Aurizon geologists.

Gold appears to be mainly associated with finely crystallized sulfides in a biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins. The more continuous and gold rich zones seems to be associated with a white mica alteration. Mineral assemblage also includes variable concentrations of silica, carbonate, albite, garnet and possible other alumino-silicates. Amphibole and tourmaline rich replacement zones have been locally identified.

Gold enrichment is adjacent to Cadillac fault which is associated to a rich chloritic unit. This gold enrichment is related to fine grain arsenopyrite in a biotite rich matrix. The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne. The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres. Mineralization follows multiple distinct zones, along a dip of 50 to 65 degrees to the north with a western plunge. Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the Heva block and wider and more continuous in the Hosco block.

9.1 New labelling of the mineralized corridors

The historical work focused on separating and labeling narrow high grade lenses. These high grade zones are found within the new zones defined by the 2007-2008 Aurizon drilling campaign. The latter was executed with the approach of defining larger mineralized zones for the evaluation of open pit potential of the lower grade, higher tonnage material. In order to better understand the different parameters associated with gold concentration and to facilitate the interpretation of the deposit, main mineralization styles have been summarized in 5 different types of zone based only on their geological characteristics:

1-

The North zone (NZ) occurs just north of the Cadillac fault and is restricted to the western half of the deposit. It is generally represented by a biotite-sericite altered greywacked foliated and injected by up to 20% thin quartz veinlets concordant to tightly folded. Pyrrhotite and arsenopyrite are the main sulphides phases and can represent up to 10%. The zone is often molded to the north by an amphibolized unit. Occasional porphyroblastic amphiboles can also be seen within the North Zone.

2-

The South Zone 1 (SZ1) is a minor type of mineralization found just south of the fault. It is materialized by thin smoky quartz vein crosscutting thin competent tourmaline rich zones. Arsenopyrite can sometimes be observed in semi-massive stringers associated with the quartz. Even if some high grade values were associated to this type of zone, it remains a marginal contributor to the resources of the deposit.

3-

South Zone 2 (SZ2) represents the most gold bearing mineralization style. It can be identified by its concordant banded aspect caused by the alternance between 5-10% of generally concordant millimetric quartz stringers, sericite altered fringe and biotitic host rock. Alteration is also characterized by the presence in variable amounts of silica, carbonate and chlorite. Colors of these altered bands vary from brown-yellowish to light green. Sulphides

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content is usually around 5% with arsenopyrite being the main phase. Pyrite or pyrrhotite can however locally be more abundant. Arsenopyrite crystals from the SZ2 often exhibit a needle shape.

4-

The South zone 3 (SZ3) resembles the SZ2 in terms of quartz veining density and sulphide content. However, the alteration style is restricted to biotite and silica. Vein contact is occasionally very diffuse. Even if it remains generally concordant to the deformation zone, this style of vein is more often discordant ore folded than the SZ2. These mineralization styles of show a close spatial association and transitional zones between the two are often observed.

5-

The South Zone 4 (SZ4) is represented by thicker and often more discordant veins composed of white, occasionally smoky, quartz. Coarse arsenopyrite in amounts reaching up to 20% is sometimes associated to these veins. The veining density is higher than the SZ2 and SZ3 but generally narrower. They occur more to the south, isolated from the other vein styles, in less deformed rocks. They seem to mark the end of the mineralized system for the investigated area. Some high grade gold results have been found within this type of zone but contribution to the bulk of the resources seems marginal.

These different types of zone do not always respect a clear stratigraphic order, and in some sections SZ2 and SZ3 merge to create a complex series lenses parallel to the Cadillac fault with variable width and dip extension. In a general way, gold bearing envelopes are represented by a single, continuous lens on the north side of the fault and by two or three main lens on the south side of the fault. The latter is mainly composed of SZ2 with variable amounts of SZ3. Main branches can reach real thickness up to 50 metres. The large envelopes are often interpreted to separate in several thinner branches that can pinch and swell. The largest part of the braches south of the fault form westward plunging oreshoots. In the high grade zones of underground openings mapping and sampling plans, we have observed continuous mineralization with some pinch and swell along the partially mined out quartz vein high grade zone, even this high grade zone within the low grade corridor is always there with variation of the thickness and grades. The mineralized system is continuous.

Observation of the core during site visit of 2007 shows strongly silicified zones and some are showing a cherty aspect.  Brechiated zones are also present.

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Figure 8  Mineralization observed in core prior to core splitting

Figure 9  Detailed aspect of the mineralization, quartz veining with disseminated sulfides in control core after splitting

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate lightly by the content in quartz vein, arsenopyrite, pyrrothite, pyrite, white mica, carbonate, biotite and chlorite but for now they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected. Deformation within the sediments can be difficult to evaluate as a result of recrystallization of some minerals at superior greenschist to amphibolite facies metamorphism. Interlayered chloritic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system. Some sediment intervals show mineral

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segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zone suggest a gradual decrease in deformation intensity from the Cadillac fault to the south.

9.2 Other mineralization

To our knowledge, there is no other significant mineralization on the property which merit modeling and estimation of resources.

 A metal scan on one third of the control samples has been done by SGS Geostat in order to see if there was other mineralization such as silver.  Unfortunately, silver values are not significant.

The following is a copy of the metal scan of the independent control samples.

Table 3  Metal scan of one third of the control samples

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10- Exploration

Exploitation history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report.

Exploration and Drilling

Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Surface mapping was carried out in the summer of 2006.  Exploration holes were incorporated into a database in electronic format at the end of 2006.  Easily computerized reliable underground data is also included in the new database.

In the year ended December 31, 2007, a total of 104 holes for 46,916 meters were drilled on the Joanna Gold Project. From this amount, 11,618 meters from 25 holes were drilled on East block (Hosco), andand results from  6,844 samples from drill holes completed by previous owners on the West block (Heva) were incorporated into a mineral resources estimate prepared by Geostat in September 2007.

During 2008, an infill drilling program was completed within the limits of the proposed pit outline of the Hosco Block and the results of all exploration drilling performed outside of that pit above 300 meters. A total of 87,574 metres of diamond drilling distributed in 359  holes (including  holes lost and restarted) were completed on  25 metres spacing. An average of 70% of core lengths have been sampled representing 45,739 samples.

Heva block

Surface exploration drilling during 2007 intersected narrow veins with high gold grades along the western extension of the Heva block.  Ten of the twenty-two holes completed along the western block returned grades above 7.0 grams of gold per tonne over an average width of 1.3 meters, including six (6) holes above 13.0 grams of gold per tonne. Mineralization has been identified in three distinct gold bearing trends over a distance of 1.7 kilometers, each one extending along the Cadillac Fault for 150 meters at depths of between 300 to 500 meters.

Henriksen block

A mapping and sampling campaign was conducted on the Henriksen claims during the summer and fall of 2007 Mineralization indicators as strong alteration and disseminated sulphides occurrences returning anomalous gold values between 0.02 and 0.3 grams per tonne from 233 grab samples on outcrops added to the collection of 1077 soil samples for MMI (Mobil Metal Ion) detection throughout the property led to the trenching and channel sampling (300 samples) of 6 selected areas.  Results in the range of 200 to 1000 ppm for Zn and 100 to 400 ppm for Cu have been obtained in the western part of the block located in the Blake river volcanic group. Another signature with gold between 0.002 and 0.01 ppm and arsenic between 0.2 and 1 ppm has been obtained at the eastern part of the block in a similar gold context as the  Joanna.

In 2008, InfiniTEM geophysics survey of 11km on sulphides bearing horizons in the Blake River volcanic Group let to the drilling of a short program of 561 metres in three holes at 300 metres spacing. Results have not shown any significant  base metal results but information acquired will be used for planning future works.

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Preliminary assessment.

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA Inc., which concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 meter level, the Joanna Gold Project was potentially feasible as a standalone open-pit mine operation.  BBA recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  The report also provided guidelines on the environmental risks.

The preliminary mining plan has been established using all category resources in the East block.  The open pit optimization was performed using the Lerchs Grossmann algorithm.  For the purpose of the preliminary assessment, an average dilution factor of 10% at a grade of 0 grams of gold per tonne was assumed.

Based on preliminary economic and technical parameters for the pit optimization BBA utilized a 0.5 gram gold per tonne cut-off.  Assumed costs to establish the cut-off grade for material located inside the pit, based on a gold price of US$650 per ounce, and a US$ exchange rate of part, were processing of C$7.00 per tonne, general and administration of C$1.00 per tonne, with mill recoveries of 77%.  The estimated cost and recovery figures are preliminary in nature and subject to a high degree of uncertainty.

Based on the preliminary pit optimization studies and mine design in the 2008 Preliminary Assessment report, diluted in-pit resource contained in the detailed pit design amounted to 9.08 million tonnes at an average grade of 1.5 grams of gold per tonne in the indicated category and 9.07 million tonnes at an average grade of 1.4 grams of gold per tonne in the inferred category, based on a cut-off grade of 0.5 grams of gold per tonne. The overall life of mine strip ratio was estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees. Total metal recovered was estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

Estimates for capital and operating costs were based on mining the Hosco in pit resources only.  The capital cost, excluding working capital, was estimated at C$152 million including a 30% discount for purchase of used and foreign-sourced equipment.  Operating costs were estimated at C$1.84 per tonne mined, C$6.23 per tonne milled and C$0.43 per tonne milled for processing and general and administration costs, respectively.  The accuracy of the capital and operating costs estimate is +/- 35% in line with the expected level of accuracy of a preliminary assessment.

No further economic analysis was performed due to the early stage of the project, and the substantial amount of mineral resources presently classified as inferred.

The 2008 Preliminary Assessment is preliminary in nature.  It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

To the Author’s knowledge, Aurizon possesses all the permits required to conduct the exploration work recommended in this report other than those specifically mentioned.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 29

11- Drilling

Before Aurizon, different drilling companies have drilled on the property over time. The table below summarizes this past exploration and development work.

Exploration and development:

Date	Surface drilling (m)	Underground drilling (m)	Sinking of shaft (m)	Ramp development (m)	Lateral development (m)
1944-1945	20 000	3 000	160		2 400
1980-1981	1 128
1984	2 988
1986-1989	9 768			484	630
Total	33 884	3 000	160	484	3 030

Production:

Date	ore (tonnes)	Grade (g/t Au)	Processed grade (g/t Au)	Recovery (%)
1948-1949	45 872	6.58	4.90	74.5
1986-1989	21 555	2.65	Stockpile on site	n/a

Table 4   Summary of drilling and development

A total of 470 diamond drilling holes (134,489 m) on Joanna property and a geotechnical drilling investigation on Hosco overburden have been completed in 2007 and 2008 by Aurizon.

Hole planning is made by a geologist on printed section showing all geological and grade information from surrounding holes. Corrections on holes theoretical traces are brought using a determined deviation rate. After, planning information is communicated to the technical team responsible to check physical access, conformity of forestry and environmental permits and environmental certificates. Holes are physically implemented on surveyed grid attached to the NTS grid. The process has been supervised and certified by Sylvestre, Julien, Leclerc Land Surveyor. Drill rig alignment, horizontality and dip are check by using levels and sticks by a field services firm (Services Technominex). Holes orientation follow up is made by using Reflex and flex-it tools which works both in the same way, by using electronic compass to control dip and azimuth holes variations. Measurement is made at each 30 metres during the drilling operation and at the end of each hole a continuous survey is done during the rod pulling operation. An error of 4% is attached to each measurement according to tools technical specifications. After drilling each hole is secured by a cement plug and close by a steel cover. Position and orientation of each casing is surveyed by the Land Surveyor and measurements taken are considered as the final coordinates and holes orientation to be recorded in the database.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 30

Drilling equipments use NQ diameter metric coring equipment. During drilling operations, operators place the continuous cored rock in wooden trays by indicating the depth on each 3m course by a wooden block. Grinded materials intervals or missed core is indicated by a specific block. Close core boxes filled and tagged by the drilling company at the drill rig are carried by truck to the Rouyn-Noranda core shack facility by Services Technominex personal. The same firm handles all the rock material from length measurement to shipping in indoor and access restrained area.

No core is stored on site. Historical and new core is stored in the suburb of Rouyn-Noranda at the geological contractor’s core shack.

Next figures 10 and 11 show all the drill holes (past and Aurizon 2007-2008) on the Joanna property

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 31

X=6900
X=7000
X=7100
X=7200
X=7300
X=7400
X=7500
X=7600
X=7700
X=7800
X=7900
X=8000
X=8100
X=8200
X=8300
X=8400
X=8500
X=8600
X=8700
X=8800
X=8900
X=9000
X=9100
X=9200
X=9300
X=9400
X=9500
X=9600
X=9700
X=9800
X=9900
X=10000
X=10100
X=10200
X=10300
Y=2400
Y=2300
Y=2200
Y=2100
Y=2000
Y=1900
Y=1800
Y=1700
Y=1600
Y=1500
Y=1400
Y=1300
Y=1200
Y=1100
Y=1000
Y=900
Y=800
Y=700
Y=600
Y=500
Y=400
Y=300
Y
X
Z

Figure 10  Plan view of the holes drilled on the Joanna property in Hosco block, local GML grid

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 32

Y=2200
Y=2100
Y=2000
Y=1900
Y=1800
Y=1700
Y=1600
Y=1500
Y=1400
Y=1300
Y=1200
Y=1100
Y=1000
Y=900
Y=800
Y=700
Y=600
Y=500
Y=400
X=4000
X=4100
X=4200
X=4300
X=4400
X=4500
X=4600
X=4700
X=4800
X=4900
X=5000
X=5100
X=5200
X=5300
X=5400
X=5500
X=5600
X=5700
X=5800
X=5900
X=6000
X=6100
X=6200
X=6300
X=6400
X=6500
X=6600
X=6700
X=6800
X=6900
X=7000
X=7100
X=7200
Y
X
Z

Figure 11  Plan view of the holes drilled on the Joanna property in Heva block, local GML grid

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 34

It is important to mention that incomplete historical drill hole information is no longer  used anymore when a new drill hole passes through the same area. A site visit was undertaken by the author to validate the control program and procedures on August 3rd to 5th 2008.

Figure 12  Core rack at the geological contractor site in Rouyn-Noranda.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.

12- Sampling Method and Approach

Sampling intervals are determined by the Aurizon geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled.  Sampling of the longer exploration holes depends on the geologist’s judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole length.  Samples are generally 1.5 meters long, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can be tested by shorter samples needed. A cut-off grade of 0.5 grams per tonne gold over 5 meters is required, to be included in the resources category.

Sample preparation, analysis and security at the Joanna Gold Project are consistent with industry standards.

The core recovery of the observed new core is generally very good. Based on the Author's observations on site at the drill and in the core shacks, we consider that the sample quality is good and that the samples are generally representative.

The sampling method is straight forward. After logging, the sections to be assayed are identified in the core box.  The technician saws the core in half and bags the sample to send to the lab and the other half is kept for further analysis, if necessary. Samples are in general 1 meter long prior to mid 2007 and are now 1.5m in length. Drilling is conducted by a contractor, Benoit Drilling Ltd.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 35

13- Sample Preparation, Analyses and Security

13.1 Sample preparation and analysis

All of the new samples at Joanna (drill holes) in 2008 are assayed at ALS Chemex in Val d’Or. All the gold samples are assayed by fire assay using the laboratory’s equipment and protocol.

The core is split using an electric core saw, bagged, tagged at the geological contractor core shack at Rouyn-Noranda (Services Technominex) and sent to the laboratory. Picture below shows mining technician preparing sample under Claude Duplessis QP supervision.

All samples received at ALS Chemex are barecoded and weighed prior to being processed.  Drying is applied only to samples that are excessively wet.  Drill sample are crushed in a jaw and/or rolls crushers (70% passing 9 meshes).  Samples are split by a riffle splitter to obtain 250g sub-sample.  Sub-samples are pulverized in a “flying disk” or “ring and puck” style grinding mills (85% passing 200 meshes), this sub-sample is called the pulp.  The rest of the sample (reject) is returned into the original plastic bag.

A 30g is collected from the pulp and weighed for fire assay fusion and atomic absorption finition, detecting limit is 0.005 ppm.  Gravimetric finish is applied for initial assay above 10 ppm.  Assays results are sent electronically to Aurizon by using a single email address restrained to the use of the data manager. The database system (Geotic system) is using the microsoft Access data management system. Its writing access is restrained to the data manager and the project geologist.

Figure 13 Sawing of core and sampling at Services Technominex’s core shack in Rouyn-Noranda.

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 36

13.2 Quality control program

SGS Geostat did not visit the laboratory installations during its site visit.  SGS Geostat inspected the laboratory assay sheets and assay certificates produced by the laboratory. They consist of Excel spreadsheets containing sample numbers and assay results. The laboratory uses a relatively standard file format. Assay certificates contain duplicate results.

A follow-up of the laboratory quality control is done using blanks and standards from Aurizon.

Control  Procedures and Quality Assurance of Analytical Results from Drill Hole

In addition to the normal laboratory quality control program, Aurizon has put in place a quality program to secure the validity of the results.

Certified materials including three different representative grades and composite references are inserted in the sample series at a space of one at each 25 samples. Composite reference samples representing 20 to 30 samples and rejects are completely pulverized and homogenized to make 40 to 60 kilogram batches prepared in 60 gram individual envelopes.

Blank materials, composed of barren local rocks, are placed along with mineralized samples as part of the check assay procedures.

Assay checking on approximately 10% of samples is executed by Bourlamaque Assay Laboratories Ltd.  All pulps are analyzed by fire assay and gravimetric finish, and all rejects are analyzed by fire assay and atomic absorption finish.  Quality control on assays is made continuously. Tolerance on different reference material has been set at +/-10% from targeted grades. At that point, verification is performed on the recording and control from the core shack to the assaying company to find the possible source of any difference.  The procedures are considered valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 37

13.3 Security

The deposit is an historical known gold occurrence. Past work demonstrates the existence of gold in addition to SGS Geostat’s independent samples. Moreover, the current sampling is done by an independent contractor for the Company.

The author is confident that Aurizon procedures are secure and reliable.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 38

14- Data Verification

SGS Geostat has conducted an analytic verification of selected core samples. The database assay table was verified against the original paper logs on a random basis and did not find major errors during its validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were checked. Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections.

In conclusion, we consider that the drill hole database is adequate to support a Mineral Resources estimate.

Independent samples were taken from nine holes by the author, Claude Duplessis QP who also supervised the preparation and sampling protocol, where the sample bags were sealed and sent personally to the lab.

In the site visit on August 4th 2008, a total of 147 independent duplicates (quarter core) were collected from nine 2008 core holes at core shack in Rouyn and sent to SGS Toronto lab for verification. Despite a fairly significant scatter of original and check values, that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55g/t).

14.1 Independent sampling

First we recall that during the 2007 site visit, 38 core duplicates (from holes JA-07-01 and JA-07-03) were taken and submitted for analysis at the ALS Chemex lab in Val d’Or (original values for those cores were from the Lab-Expert lab in Rouyn). A comparison of duplicated and original gold values for the same core did not show any bias.

With the 2008 drilling, a new set of 147 core duplicates from nine holes have been taken and sent to the SGS lab in Toronto for fire assay. Those duplicates represent ¼ of the original core whereas the original gold values deal with ½ of the same core. Core length is 1.5m and weight of material submitted to SGS averages 1.6 kg.

Detailed results of that new independent check sampling program are in Table 5. Graph of original and duplicated gold values is on Figure 14. Despite the fairly significant scatter (correlation coefficient is R=0.80 and average relative difference is 41%), there is no sign of bias with the average duplicated value equal to the average original values (both are 1.55 g/t). The negative T-test of paired data (T=-0.07) is confirmed by a sign test with 54% of pairs showing a duplicate above the original and a 95% confidence limit  of 58% (with 147 pairs).

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 39

Figure 14 Correlation plot of original and check gold values (2008 program)

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 40

Hole name	Sample	From	To	Sample	Length	Weight	SGS	Original	Sign Diff	Rel. Diff.
	SGS	(m)	(m)	Original	(m)	(kg)	(g/t Au)	(g/t Au)
JA-08-167	167001	36.0	37.5	20412	1.5	1.544	3.36	2.82	1	17.5%
JA-08-167	167002	37.5	39.0	20413	1.5	1.45	1.81	2.24	0	21.2%
JA-08-167	167003	39.0	40.5	20414	1.5	1.244	1.51	1.94	0	24.7%
JA-08-167	167004	40.5	42.0	20415	1.5	1.488	1.01	2.61	0	88.4%
JA-08-167	167005	42.0	43.5	20416	1.5	1.412	2.06	0.84	1	84.0%
JA-08-167	167006	43.5	45.0	20417	1.5	1.424	0.43	0.46	0	7.2%
JA-08-167	167007	45.0	46.5	20418	1.5	1.712	1.73	1.91	0	9.9%
JA-08-167	167008	46.5	48.0	20419	1.5	1.148	1.38	0.07	1	180.2%
JA-08-167	167009	48.0	49.5	20420	1.5	1.362	0.34	1.95	0	140.6%
JA-08-167	167010	49.5	51.0	20421	1.5	1.462	0.14	1.49	0	165.6%
JA-08-167	167011	51.0	52.5	20422	1.5	1.516	1.27	0.98	1	25.9%
JA-08-167	167012	52.5	54.0	20423	1.5	1.514	0.07	0.33	0	129.8%
JA-08-167	167013	54.0	55.5	20424	1.5	1.342	0.65	0.58	1	11.4%
JA-08-167	167014	55.5	57.0	20426	1.5	1.438	1.42	0.86	1	49.7%
JA-08-169	167016	60.0	61.5	21001	1.5	1.802	1.95	0.88	1	75.3%
JA-08-169	167017	61.5	63.0	21002	1.5	1.378	1.35	1.95	0	36.4%
JA-08-169	167018	63.0	64.5	21003	1.5	1.566	1.38	1.17	1	16.5%
JA-08-169	167019	64.5	66.0	21004	1.5	1.5	0.54	0.62	0	14.3%
JA-08-169	167020	66.0	67.5	21005	1.5	1.806	0.52	0.61	0	16.6%
JA-08-169	167021	67.5	69.0	21006	1.5	1.62	1.19	0.54	1	75.6%
JA-08-169	167022	69.0	70.5	21007	1.5	1.192	1.56	1.99	0	24.2%
JA-08-169	167023	70.5	72.0	21008	1.5	1.654	0.27	0.48	0	56.6%
JA-08-169	167024	72.0	73.5	21009	1.5	1.648	0.07	0.03	1	85.7%
JA-08-169	167025	73.5	75.0	21010	1.5	1.604	0.55	0.01	1	192.9%
JA-08-169	167026	75.0	76.5	21011	1.5	1.802	0.97	1.06	0	8.9%
JA-08-195	167029	175.5	177.0	35618	1.5	1.386	0.77	0.72	1	7.3%
JA-08-195	167030	177.0	178.5	35619	1.5	1.506	2.51	1.46	1	53.2%
JA-08-195	167031	178.5	180.0	35621	1.5	1.44	0.51	0.32	1	46.4%
JA-08-195	167032	180.0	181.5	35622	1.5	1.358	1.97	1.41	1	33.5%
JA-08-195	167033	181.5	183.0	35623	1.5	1.452	0.42	0.46	0	8.4%
JA-08-195	167034	183.0	184.5	35624	1.5	1.362	0.76	2.10	0	93.7%
JA-08-195	167035	184.5	186.0	35626	1.5	1.392	1.60	1.41	1	12.6%
JA-08-195	167036	186.0	187.5	35627	1.5	1.372	3.03	3.48	0	13.8%
JA-08-195	167037	187.5	189.0	35628	1.5	1.418	1.03	0.66	1	43.5%
JA-08-195	167038	189.0	190.5	35629	1.5	1.354	0.50	0.43	1	15.3%
JA-08-195	167039	190.5	192.0	35630	1.5	1.472	0.59	0.38	1	43.3%
JA-08-195	167040	192.0	193.5	35631	1.5	1.444	3.05	3.17	0	3.9%
JA-08-195	167041	193.5	195.0	35632	1.5	1.386	2.53	2.34	1	7.8%
JA-08-195	167042	195.0	196.5	35633	1.5	1.34	2.45	2.63	0	7.1%
JA-08-195	167043	196.5	198.0	35634	1.5	1.466	1.85	1.45	1	24.2%
JA-08-198	167045	123.0	124.5	54128	1.5	1.79	4.41	3.79	1	15.1%
JA-08-198	167046	124.5	126.0	54130	1.5	1.538	12.20	8.43	1	36.5%
JA-08-198	167047	126.0	127.5	54131	1.5	1.724	1.67	1.11	1	40.3%
JA-08-198	167048	127.5	129.0	54132	1.5	1.6	0.09	0.11	0	16.3%
JA-08-198	167049	129.0	130.5	54133	1.5	1.59	0.65	0.83	0	24.8%
JA-08-198	167050	130.5	132.0	54134	1.5	1.428	0.03	0.08	0	94.7%
JA-08-198	167051	132.0	133.5	54135	1.5	1.698	0.56	0.51	1	9.0%
JA-08-198	167052	133.5	135.0	54136	1.5	1.578	1.42	1.26	1	12.3%
JA-08-198	167053	135.0	136.5	54137	1.5	1.652	0.14	0.12	1	18.8%
JA-08-198	167054	136.5	138.0	54138	1.5	1.604	0.37	0.42	0	11.5%
JA-08-198	167055	138.0	139.5	54139	1.5	1.668	0.78	1.19	0	41.6%
JA-08-198	167056	139.5	141.0	54140	1.5	1.58	0.92	0.80	1	14.0%
JA-08-198	167057	141.0	142.5	54141	1.5	1.554	0.03	0.05	0	53.7%
JA-08-198	167058	142.5	144.0	54142	1.5	1.448	0.03	0.09	0	99.2%
JA-08-198	167059	144.0	145.5	54143	1.5	1.606	0.03	0.14	0	128.1%
JA-08-198	167060	145.5	147.0	54144	1.5	1.56	1.30	1.04	1	22.2%
JA-08-198	167061	147.0	148.5	54145	1.5	1.878	0.26	0.23	1	12.7%
JA-08-198	167062	148.5	150.0	54146	1.5	1.474	1.55	1.35	1	13.8%
JA-08-198	167063	150.0	151.5	54147	1.5	1.7	1.97	1.65	1	17.7%
JA-08-198	167064	151.5	153.0	54148	1.5	1.654	4.17	3.72	1	11.4%

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 41

Hole name	Sample	From	To	Sample	Length	Weight	SGS	Original	Sign Diff	Rel. Diff.
	SGS	(m)	(m)	Original	(m)	(kg)	(g/t Au)	(g/t Au)
JA-08-198	167065	153.0	154.5	54149	1.5	1.61	1.42	1.10	1	25.4%
JA-08-198	167066	154.5	156.0	54151	1.5	1.626	5.79	0.79	1	152.2%
JA-08-211	167068	70.5	72.0	151598	1.5	1.582	1.01	1.89	0	60.7%
JA-08-211	167069	72.0	73.5	151601	1.5	1.692	1.20	1.04	1	14.3%
JA-08-211	167070	73.5	75.0	151602	1.5	1.378	1.54	0.78	1	65.7%
JA-08-211	167071	75.0	76.5	151603	1.5	1.472	1.02	0.94	1	8.2%
JA-08-211	167072	76.5	78.0	151604	1.5	1.768	1.18	1.98	0	50.4%
JA-08-211	167073	78.0	79.5	151605	1.5	1.774	2.44	1.03	1	81.7%
JA-08-211	167074	79.5	81.0	151606	1.5	1.534	1.27	1.03	1	21.4%
JA-08-211	167075	81.0	82.5	151607	1.5	1.534	1.46	0.99	1	38.5%
JA-08-211	167076	82.5	84.0	151609	1.5	1.242	1.76	1.62	1	8.6%
JA-08-211	167077	84.0	85.5	151610	1.5	1.784	0.95	0.89	1	7.0%
JA-08-211	167078	85.5	87.0	151611	1.5	1.364	0.77	0.62	1	22.1%
JA-08-211	167080	129.0	130.5	151641	1.5	1.766	0.59	0.59	1	0.3%
JA-08-211	167081	130.5	132.0	151642	1.5	1.576	1.47	1.20	1	20.2%
JA-08-211	167082	132.0	133.5	151643	1.5	1.668	0.16	0.09	1	54.0%
JA-08-211	167083	133.5	135.0	151644	1.5	1.64	1.75	1.87	0	6.6%
JA-08-211	167084	135.0	136.5	151646	1.5	1.494	4.56	3.89	1	15.9%
JA-08-211	167085	136.5	138.0	151647	1.5	1.484	1.58	1.17	1	29.8%
JA-08-211	167086	138.0	139.5	151648	1.5	1.548	0.85	1.14	0	29.1%
JA-08-211	167087	139.5	141.0	151649	1.5	1.752	5.57	5.36	1	3.8%
JA-08-211	167088	141.0	142.4	151651	1.4	1.41	1.62	1.45	1	11.4%
JA-08-212	167090	117.5	120.0	150935	2.5	1.48	0.55	0.07	1	156.6%
JA-08-212	167091	120.0	121.5	150936	1.5	1.584	0.31	0.90	0	97.5%
JA-08-212	167092	121.5	123.0	150937	1.5	1.678	2.11	0.52	1	121.2%
JA-08-212	167093	123.0	124.5	150938	1.5	1.726	0.48	1.87	0	118.3%
JA-08-212	167094	124.5	126.0	150939	1.5	1.434	1.70	0.87	1	64.4%
JA-08-212	167095	126.0	127.5	150940	1.5	1.482	4.13	1.85	1	76.5%
JA-08-212	167096	127.5	129.0	150941	1.5	1.702	1.12	0.50	1	76.9%
JA-08-212	167097	129.0	130.5	150942	1.5	1.704	1.27	3.36	0	90.3%
JA-08-212	167098	130.5	132.0	150943	1.5	1.536	0.43	1.59	0	114.6%
JA-08-212	167099	132.0	133.5	150944	1.5	1.586	0.45	0.34	1	28.4%
JA-08-212	167100	133.5	135.0	150945	1.5	1.586	2.11	0.37	1	141.0%
JA-08-212	167101	135.0	136.5	150946	1.5	1.56	0.94	1.64	0	54.3%
JA-08-212	167102	136.5	138.0	150947	1.5	1.566	2.58	1.24	1	70.2%
JA-08-212	167103	138.0	139.5	150949	1.5	1.63	0.70	2.40	0	109.7%
JA-08-212	167104	139.5	141.0	150951	1.5	1.592	0.65	0.67	0	3.5%
JA-08-212	167105	141.0	142.5	150952	1.5	1.778	1.45	0.70	1	69.6%
JA-08-217	167107	114.0	115.5	151921	1.5	1.518	2.61	2.35	1	10.5%
JA-08-217	167108	115.5	117.0	151922	1.5	1.58	1.93	1.72	1	11.5%
JA-08-217	167109	117.0	118.5	151923	1.5	1.864	2.00	1.94	1	3.3%
JA-08-217	167110	118.5	120.0	151924	1.5	1.642	2.30	2.40	0	4.3%
JA-08-217	167111	120.0	121.5	151926	1.5	1.714	4.01	10.15	0	86.7%
JA-08-217	167112	121.5	123.0	151927	1.5	1.512	2.87	3.35	0	15.4%
JA-08-217	167113	123.0	124.5	151928	1.5	1.444	0.66	0.51	1	24.9%
JA-08-217	167114	124.5	126.0	151929	1.5	1.696	0.92	1.04	0	12.2%
JA-08-217	167115	126.0	127.5	151930	1.5	1.696	10.60	19.10	0	57.2%
JA-08-217	167116	127.5	129.0	151931	1.5	1.414	5.81	5.77	1	0.7%
JA-08-217	167117	129.0	130.5	151932	1.5	1.734	0.70	0.93	0	28.3%
JA-08-217	167118	130.5	132.0	151933	1.5	1.476	1.66	2.52	0	41.1%
JA-08-217	167119	132.0	133.5	151934	1.5	1.698	3.76	3.35	1	11.5%
JA-08-217	167120	133.5	135.0	151935	1.5	1.572	1.83	2.31	0	23.2%
JA-08-217	167121	135.0	136.5	151936	1.5	1.624	0.74	1.73	0	80.2%
JA-08-217	167122	136.5	138.0	151937	1.5	1.652	0.82	0.99	0	18.3%
JA-08-217	167123	138.0	139.5	151938	1.5	1.672	0.54	0.63	0	15.1%

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Hole name	Sample	From	To	Sample	Length	Weight	SGS	Original	Sign Diff	Rel. Diff.
	SGS	(m)	(m)	Original	(m)	(kg)	(g/t Au)	(g/t Au)
JA-08-218	167125	93.0	94.5	151117	1.5	1.42	0.82	0.71	1	13.8%
JA-08-218	167126	94.5	96.0	151118	1.5	1.654	2.17	2.44	0	11.7%
JA-08-218	167127	96.0	97.5	151119	1.5	1.444	1.22	1.43	0	15.8%
JA-08-218	167128	97.5	99.0	151120	1.5	1.476	0.91	1.04	0	13.3%
JA-08-218	167129	99.0	100.5	151121	1.5	1.392	1.91	1.12	1	52.6%
JA-08-218	167130	100.5	102.0	151122	1.5	1.43	0.60	1.07	0	56.3%
JA-08-218	167131	102.0	103.5	151123	1.5	1.482	1.69	1.16	1	37.2%
JA-08-218	167132	103.5	105.0	151124	1.5	1.6	1.67	1.50	1	10.7%
JA-08-218	167133	105.0	106.5	151126	1.5	1.606	2.60	1.80	1	36.6%
JA-08-218	167134	106.5	108.0	151127	1.5	1.64	1.78	1.44	1	21.1%
JA-08-218	167135	108.0	109.5	151128	1.5	1.484	1.45	1.59	0	9.2%
JA-08-218	167136	109.5	111.0	151129	1.5	1.358	0.63	0.68	0	6.9%
JA-08-218	167137	111.0	112.5	151130	1.5	1.522	0.91	0.94	0	3.0%
JA-08-218	167138	112.5	114.0	151131	1.5	1.516	1.67	1.75	0	4.4%
JA-08-218	167139	114.0	115.5	151132	1.5	1.632	0.68	0.74	0	8.5%
JA-08-233	167141	135.0	136.5	152841	1.5	1.702	0.32	1.03	0	105.2%
JA-08-233	167142	136.5	138.0	152842	1.5	1.38	0.62	0.50	1	20.6%
JA-08-233	167143	138.0	139.5	152843	1.5	1.668	1.18	1.02	1	15.0%
JA-08-233	167144	139.5	141.0	152844	1.5	1.66	0.97	1.27	0	26.4%
JA-08-233	167145	141.0	142.5	152845	1.5	1.704	1.16	1.35	0	14.8%
JA-08-233	167146	142.5	144.0	152846	1.5	1.658	1.64	1.76	0	7.1%
JA-08-233	167147	144.0	145.5	152847	1.5	1.864	1.49	1.46	1	2.0%
JA-08-233	167148	145.5	147.0	152849	1.5	1.318	0.93	0.62	1	40.5%
JA-08-233	167149	147.0	148.5	152851	1.5	1.606	2.12	3.86	0	58.2%
JA-08-233	167150	148.5	150.0	152852	1.5	1.796	1.56	1.31	1	17.8%
JA-08-233	167151	150.0	151.5	152853	1.5	1.742	0.44	0.59	0	29.1%
JA-08-233	167152	151.5	153.0	152854	1.5	1.534	0.43	0.78	0	58.2%
JA-08-233	167153	153.0	154.5	152855	1.5	1.79	0.29	0.15	1	62.4%
JA-08-233	167154	154.5	156.0	152856	1.5	1.442	0.86	0.46	1	61.0%
JA-08-233	167155	156.0	157.5	152857	1.5	1.598	2.30	2.36	0	2.6%
JA-08-233	167156	157.5	159.0	152858	1.5	1.474	0.66	0.69	0	4.6%
JA-08-233	167157	159.0	160.5	152859	1.5	1.768	1.36	1.11	1	20.7%
Average						1.56	1.55	1.55	0.5442	41.4%
Correl							0.80		0.5825

SGS – Assay results obtained by SGS Toronto
Original – Assay results obtained by ALS Chemex

Table 5  Results of the 2008 check sampling program

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15- Adjacent Properties

With the new agreements signed, the Vantex Resources Ltd blocks and the Alexandria blocks are now part of Aurizon Joanna property.

Figure 15 Adjacent Properties

The Joanna property is surrounded by claims owned mostly by Agnico Eagle, Iamgold-Qc (Cambior), Xstrata (Falconbridge), Newbaska, Benoit Bernier, Jean Robert, and Marc Lefebvre.

•

The Rouyn Merger property belongs to Iamgold-Qc (Cambior). It is located to the west of Joanna and is made up of 49 continuous claims. An inclined shaft at -50°, 251m vertical depth is on lot 61 of the range VI canton Joannes.  The lands of the regional airport of Rouyn Noranda are south of these lots outside the property.

•

The Alexis-Noranda belongs to X-Strata (Noranda-Falconbridge), it is north of the Alexandria property and is made up of 18 continuous claims.

The authors nor SGS Geostat’s staff have direct or indirect mining interest in the sector.

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16- Mineral Processing and Metallurgical Testing

Aurizon has initiated some metallurgical testing but  results were not available at the time of writing this report. A testwork program at SGS Lakefield under responsibility of BBA which carries the Preliminary feasibility study is underway.

The following section presents a limited update of the 2008 Testwork at SGS Lakefield provided by Aurizon from BBA.

The samples used for the 2008 testwork at SGS Lakefield were grouped into five (5)

composites of drill-holes.

16.1 Characterization

16.1.1 Comminution Testwork

Each of the five (5) metallurgical composites was submitted for SAG Mill Comminution (SMC)

testing and standard Bond ball mill grindability tests. The results of these tests will be presented in comparison to the SGS Minerals Services Grinding Specialists database.

16.1.2 Mineralogical Evaluation

A Master composite is being used for the mineralogical evaluation. The evaluation is divided into two parts and is intended to evaluate both the visible (microscopic) gold and the invisible or refractory gold. The visible gold study includes bulk mineralogy (via XRD) and an evaluation of the visible gold deportment. The invisible or refractory gold study utilizes secondary ion mass spectrometry (SIMS) to determine the relative proportions of gold within the various refractory (sulphide) species. Gold distribution will be determined based on microscopic and SIMS data.

16.1.3 Metallurgical Testing

Metallurgical tests will evaluate the following process steps in order to provide the necessary information for flowsheet development.

• Gravity recovery of gold

• Flotation of gravity tails

• Pressure oxidization of flotation concentrate

• Cyanidation of whole ore, “as is” flotation concentrate, and pressure oxidation flotation concentrate

• Grindability tests (Bond work index).

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16.1.4 Gravity Separation Testwork

Ten (10) kilogram charges of each metallurgical composite will be ground to 130μm-150 μm and processed through a Knelson MD-3 concentrator. The Knelson concentrate will be recovered and upgraded further by treatment on a Mosley mineral separator.

16.1.5 Flotation Testing

Rougher Kinetic Tests

Rougher Kinetic tests are being carried out on gravity tails generated from each of the

Knelson and Mosley mineral separator tests. The purpose of the tests is to determine the impact of fineness of grind on Au/S= recovery. The grind sizes being tested are P80 =

130μm-150μm (i.e. “as is”), ~100 μm, and ~75 μm. A xanthate (PAX) and a specific gold collector will be applied. A series of timed rougher concentrates will be collected and assayed for Au and S.

Cleaner/Regrind Tests

Applying the optimum grind size and rougher retention time parameters as determined in the kinetic tests, two cleaner tests will be completed. One test will evaluate the cleaning after regrind and the second test will float the rougher concentrate as-is (no regrind).

Generation of Bulk Flotation Concentrate

In order to generate sufficient feed mass for downstream concentrate pressure oxidation and cyanidation testwork, the optimized conditions as determined in the rougher and cleaner tests described above will be applied to 10 kg of bulk Gravity Tailings.

16.1.6 Cyanidation Testwork

Whole Ore Tests

Standard bottle roll cyanidation tests are being carried out on 1-kg charges of both Zone composites. Duplicate tests will be carried out on each sample. Leach residue samples will be dried, weighed, and sampled in duplicate for Au analysis. A second sample will be submitted for size analysis.

Intensive Cyanidation Tests on Gravity Concentrates

The gravity concentrates generated from each of the five composites will be subjected to standard intensive cyanidation testing using the GEKKO ILR protocol.

Flotation Concentrate Cyanidation Optimization Tests

Baseline cyanidation tests will be carried out on flotation concentrates generated from the

Zone composites. Subsequently, tests evaluating the effects of the following parameters will be carried out:

• Regrind fineness

• Cyanide concentration

• Pre-aeration

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• Oxygen level in solution

• Lead nitrate addition

• Pulp Density

• CIL vs. CIP

Pressure Oxidation Testwork

Pressure oxidation tests will be carried out to generate data for a proper trade-off evaluation of the circuit with and without pressure oxidation.

16.1.7 Test Results

Apparently, some preliminary test results have been obtained and are currently being analysed by BBA under his mandate. The test program is expected to be completed during Q2 2009. A report will be issued with the results in BBA study expected on 3rd quarter of 2009.

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17- Mineral Resource and Mineral Reserve Estimates

17.1 Mineral resources

Like in the 2007 study, the resources of Joanna have been estimated independently in the so-called Heva and Hosco sectors, which correspond to the old Heva and Hosco mines respectively. Limit between the two sectors is set at X=7000E

17.1.1 Resources of the Heva sector – West Block

17.1.1.1 Data used

Results from the last drill holes in the Heva sector of Joanna were received in October 2008. All together, we have 519 holes or channels to document it as opposed to 458 for the 2007 study (Table 6). New holes are the 48 surface holes JA-07-26 to JA-07-67 (27,452m) and the 5 surface holes JA-08-165 to JA-08-190 (1254m). Those holes are generally deep surface holes (from 200m to 1004m) dipping to south from 45o to 80o. They are testing possible extensions of mineralized structures to the west (35 holes on sections 4250E to 4975E) and to the east (18 holes on sections 5525E to 6975E)

DH/sample id	Nb	Cum. Length (m)	Aver. Length (m)	Nb. Int.	Length int. (m)	Aver. g/t Au	Comments
DR4800-001 to DR4800-170	170	265	1.6	406	265	2.14	Horizontal and vertical channels at Z=4803-4804. Max 83 g/t over 0.7m (next is 40 g/t)
JA-07-26 to JA-07-67 plus JA-08-165 to JA-08-190	53	28,707	542	14,411	20,270	0.07	Last holes available. Mostly 1.5m intervals (81%) Max 79 g/t over 1.2m. Next is 42.5 g/t
U-400-2 to U-400-34+U-500-1 to U-500-2	33	1907	58	239	244	1.72	Generally horizontal UG holes on level 4880 (U-400) and level 4845 (U-500). Max 139g/t over 0.5m. Next is 31 g/t
G-84-1 to G-84-28	28	7956	284	897	1050	0.64	Max 103 g/t over 0.6m. Next is 36 g/t
H2005-01 to 12	12	2430	203	150	141	1.46	Max 24 g/t over 0.6m
HV-1 to HV-40W	42	7883	188	685	847	1.32	Max 162 g/t over 0.3m. Next is 68 g/t over 0.5m
P-1 to P-8	9	814	90	114	101	0.12	Max 3.1g/t over 2.7m
S-1 to S-32	32	1614	50	0	0	-
SP-0 to SP-1	3	373	124	66	119	0.23	Max 3.8g\t over 1.5m.
ST-200-1 to ST-200-13+ST-GML-1 to 3	16	148	9.3	50	40	1.26	Max 31g\t over 0.2m. Next is 10g/t
V86-1 to V86-7	7	1904	272	644	788	0.28	Max. 15g/t over 0.7m
1E to 13E	13	2132	164	212	276	1.04	Max. 146g/t over 0.07m. Next is 12g/t over 1.5m
4680-1 to 5150-2	17	5941	349	1864	2413	0.12	Max. 17g/t over 0.9m
79-3 to 5+80-40 to 48 + 81-1 to 38 + 87-10 to 23	84	21,625	257	3107	3693	0.58	Max. 113g/t over 0.5m, next are 111g/t over 0.5m and 38g/t over 0.4m
Total	519	83,699	161	22,845	30,246	0.25

Table 6 DHs and channel samples used in the resource estimation of the Heva sector

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17.1.1.2 Bedrock surface

At the top of the deposit, mineralization is obviously bounded by the overburden-bedrock surface. In the 2007 study, that surface was assumed to be at the Z=4997.5 fixed elevation. For this study, a model of the contact surface has been developed. It starts from the depth of overburden recorded in 120 surface holes west of 7000E plus hole 79-2 just east of 7000E (there is another litho interval with a MT=mort terrain = overburden code in the underground hole ST-200-10 but this is likely a coding error). Depth (along dipping hole) of overburden in those 121 holes varies from 1.2m (hole G-84-13) to 50.6m (hole 87-11) with an average of 12.1m. Corresponding elevations range from 4953.9 (hole 87-11) to 5002.4m (hole JA-07-31) with an average of 4990.0m. A TIN model of the surface (Figure 16) uses the 121 control points as well as additional “dummy” controls to fill all the space above the resource model for the Heva sector.

17.1.1.3 Mineralized envelope

Like in the 2007 study resources are limited to mineralized solids the limits of which are defined at a low cut-off (about 0.5 g/t over 2-3m) on drill sections.  Limits on drill sections are then connected through limits on level maps at 5m vertical intervals (10m in the 2007 study) from elevation 5002.5 down to elevation 4352.5 (maximum of 131 5m-benches i.e. a 655m maximum depth). The mineralized zones are disseminated sulfide corridors with thin quartz veins varying laterally and at depth.

The interpretation of the mineralized structures has started from highly documented levels with underground works at 121m (4882mZ) and 201m(4802mZ) below surface (Figure 17). Other levels exist (4922mZ and 4844mZ) but are not documented with assay data. The general strike orientation of the zones is azimuth 260° with a dip of 55° to the northwest. Some of the zones are connected and disconnected depending of the elevation with respect to the Cadillac fault, which the zones never cross (Figure 18). The presence of underground openings from the former exploration work has been taken into account during the mineral resource estimation. Production records have been excluded of tonnage from the final resources estimation instead of cutting the underground volumes.

Total volume of mineralized solids below the bedrock surface stands at 4,812,130m3 i.e. a maximum resource tonnage of 12.90Mt with the fixed density of 2.68t/m3. Only 28% (1,330,880m3) of that material is within 100m from surface (above 4900mZ) and 67% (3,250,480m3) is within 200m from surface (above 4800mZ).

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Figure 16 Top view of the modeled contact surface of overburden bedrock in the Heva sector

Collars of surface holes are also shown

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Figure 17 General views of drill holes and old workings in the Heva sector

Top : long section (looking north) with DHs, bedrock surface (in brown) and old workings (in green). Middle : general plane view with DHs and workings. Bottom: details of plane view in center part around old workings

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Figure 18 Interpreted mineralized limits in the Heva sector of Joanna

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17.1.1.4 Mineralized intercepts

Mineralized intercepts are that part of drill holes or channel samples inside the interpreted limits of mineralized zones. Most intercepts in drill holes are complete (start and end points at zone limits) while most intercepts in old channel samples are incomplete since they do not cross the whole mineralized zones.  Table 7 shows the characteristics (length+grade) of the 570 intercepts defined along holes and channels. They total 2968m. In the 2007 study, we had 454 intercepts totaling 2680m. A large part of that increase is obviously coming from the new JA-07 and JA-08 holes but we also have some new intercepts in the old underground holes and old channel samples (now, only one channel, DR800-134 is clearly outside mineralization with no intercept)

Table 7 also shows the %assayed of intercepts in each type of hole and channel. This refers to the portion of intercepts with no grade (intercepts are defined by the intersection of holes or channels with the mineralized solids). As expected, sample coverage is 100% complete in new JA-07 and 08 holes and old channels of level at Z=4800m. On average, sample coverage is 90% which means that the average uncut grade of assay intervals (2.18 g/t) is diluted by about 10% (1.96 g/t) when portions of intercepts with missing assay are assigned a zero grade.

Table 8 lists highest sample gold values within mineralized intercepts. All together, out of 2598 samples, only 41 have a grade above 20g/t with a maximum of 162 g/t. Most of those high grade samples are for short intervals (average length of 0.66m) and, with the exception of 4 samples (in JA-07-37,37A and 38), in old drill holes or channels. Table 9 shows the gold loss generated by various cap limits applied to sample values.

Type	Nb Intercepts	Cum. length Intercepts (m)	Nb. assays	Cum. Length assays (m)	%Assayed	Mean g/tAu uncut	Mean. g/tAu Uncut diluted
1E to 13E	20	181.3	118	154.5	85.2%	1.74	1.49
4680-1 to 5150-2	22	121.6	125	116.8	96.1%	1.54	1.48
79-3 to 87-9	112	912.8	819	851.3	93.3%	2.04	1.90
DR4800-001 to 170	168	263.9	404	263.9	100.0%	2.15	2.15
G-84-1 to 28	52	289.2	216	252.9	87.5%	2.25	1.97
H2005-01 to 12	13	87.9	72	61.4	69.9%	2.85	2.00
HV-1 to 40W	57	550.9	373	466.7	84.7%	2.32	1.96
JA-07-26 to JA-08-190	68	266.0	233	266.0	100.0%	2.46	2.46
P-1 to P-8	1	3.0	2	1.6	52.7%	1.17	0.61
S-1 to S-32	0	0	0	0
SP-0 to SP-1	2	11.6	8	10.5	90.5%	1.17	1.06
ST-200-1 to ST-200-13+ST-GML-1 to 3	15	52.2	45	36.6	70.1%	1.32	0.92
U-400-2 to U-400-34+U-500-1 to U-500-2	28	148.7	94	107.9	72.5%	3.24	2.35
V86-1 to V86-7	12	78.8	89	78.8	100.0%	2.20	2.20
All	570	2967.7	2598	2668.9	89.9%	2.18	1.96

Table 7 Mineralized intercepts in the Heva sector and their assay data

For each type of drill hole or channel sample, table gives the number of mineralized intercepts and their cumulated length in meters. It also gives the number of assay intervals within the limits of mineralized intercepts and their cumulated length too (from those two numbers, one can easily deduce that assay intervals are generally 1m long). The ratio of the two cumulated lengths is the %Assayed i.e. lengthwise the percentage of intercept material with a measured gold grade. Last two columns are for average uncut gold grade of assay intervals and intercepts (with dilution of non-assayed portions with zero grade)

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Hole/Channel	Length (m)	From	To	X	Y	Z	g/tAu
DR4800-098	0.49	0.00	0.49	5392.38	1325.76	4803.74	20.10
HV-30W	0.77	111.70	112.47	5290.43	1254.70	4917.46	20.57
DR4800-143	0.62	0.00	0.62	5434.42	1322.20	4803.49	21.10
87-2-13	0.21	133.08	133.29	4916.50	1191.08	4883.28	21.30
81-10	1.00	184.00	185.00	5343.41	1307.89	4835.72	22.29
87-7	0.71	179.80	180.51	5321.40	1300.20	4836.26	22.60
87-10	0.69	198.84	199.53	5548.29	1331.21	4817.67	22.75
H2005-04	0.60	61.40	62.00	5209.25	1225.63	4940.92	23.95
U400-4	1.07	0.00	1.07	5362.51	1280.24	4882.50	24.34
G-84-13	1.80	40.54	42.34	4830.00	1251.08	4966.16	25.37
JA-07-38	0.50	482.50	483.00	4276.86	1133.96	4598.49	25.75
HV-34W	0.91	211.68	212.59	5265.06	1320.18	4806.70	26.06
U400-15	1.22	1.52	2.74	5457.72	1283.39	4882.30	26.40
JA-07-38	0.50	481.00	481.50	4276.79	1134.86	4599.70	27.36
87-2-1	0.37	89.56	89.93	4951.87	1173.52	4919.56	28.00
DR4800-099	0.50	0.00	0.50	5390.98	1325.56	4803.25	28.60
DR4800-139	0.48	0.00	0.48	5432.07	1321.33	4803.73	30.70
ST-GML-1	0.20	4.40	4.60	5425.48	1327.00	4803.50	31.20
U400-17	0.61	3.35	3.96	5463.30	1283.97	4883.00	31.20
HV-15W	1.00	142.25	143.25	5450.74	1280.63	4891.98	31.54
DR4800-129	0.52	0.00	0.52	5399.04	1324.67	4804.06	33.80
87-2-13	0.30	132.78	133.08	4916.50	1191.21	4883.50	34.20
G-84-3	0.82	294.71	295.53	5519.66	1367.52	4750.91	35.66
HV-1W	1.46	103.30	104.76	5634.35	1266.61	4921.38	38.06
87-11	0.39	90.19	90.58	6310.62	1277.38	4915.51	38.15
HV-28W	0.76	110.18	110.94	5313.74	1262.82	4912.19	39.43
DR4800-080	0.77	0.00	0.77	5424.75	1322.77	4804.29	40.05
JA-07-37	1.00	457.45	458.45	4315.42	1023.28	4652.73	42.45
HV-21W	1.07	154.22	155.29	5313.26	1272.55	4879.12	49.71
HV-11W	0.06	83.58	83.64	5315.45	1248.56	4934.47	54.17
HV-25W	0.61	160.32	160.93	5222.17	1266.97	4873.48	56.91
HV-5W	0.37	133.04	133.41	5632.99	1283.04	4911.62	64.46
HV-15W	0.46	145.08	145.54	5450.74	1278.84	4890.15	67.54
JA-07-37A	1.20	450.00	451.20	4311.88	1024.20	4661.85	78.54
DR4800-128	0.71	0.00	0.71	5397.85	1324.30	4804.06	83.00
G-84-20	0.42	214.80	215.22	6288.14	1225.14	4854.07	102.86
79-5	0.50	178.58	179.08	6427.20	1197.46	4871.71	111.09
87-10	0.50	198.34	198.84	5548.25	1331.50	4818.18	112.60
U400-3	0.46	0.00	0.46	5370.55	1280.70	4881.50	138.86
6E	0.07	128.25	128.32	5702.56	1253.71	4904.31	146.40
HV-15W	0.30	146.91	147.21	5450.74	1277.62	4888.90	162.17

Table 8 List of highest sample gold values in the Heva sector of Joanna

Values above 20g/t Au are listed

Cap limit (g/tAu)	60	45	30	25	20	15	10
Number of samples above cap limit	10	13	25	32	41	56	97
% of samples above cap limit	0.4%	0.5%	1.0%	1.2%	1.6%	2.2%	3.7%
Average capped grade (g/t Au)	2.09	2.05	2.00	1.97	1.92	1.86	1.75
% gold lost with cap limit	3.2%	4.7%	7.4%	8.8%	10.8%	13.6%	18.6%

Table 9 Capping statistics with cap on sample values

The reference average uncapped grade for %gold lost is 2.15 g/t i.e. slightly less than the 2.18 g/t in Table 2 (difference is explained by intercepts limits cutting through samples)

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17.1.1.5 Compositing of assay intervals within mineralized intercepts

Since original assay intervals do not have the same length and high assays tend to apply to rather short intervals (best example is the maximum grade of 162 g/t over a 30cm interval), it is necessary to standardize the length of the grade “support” through numerical compositing before assigning grade to dimensionless “points” in the 3D space (the composite centers) in the block grade interpolation.

Since a majority of assay intervals in old and new drill holes have a length of 1m, this is naturally the composite length that comes to mind and it is actually the composite length which has been used in the 2007 resource study for the Heva sector of Joanna.

Compositing is done down hole from the start of mineralized intercepts. As indicated in the previous section, any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 0.5m length.  A total of 2989 valid 1m composites is defined in this manner.

Figure 19 shows the histogram and cumulative frequency plot of the calculated grade of those 1m composites. A 20 g/t cap limit for the grade of those 1m composites corresponds quite clearly to the first important gap of grade data in the top end of the distribution. This is slightly more conservative than the 25 g/t limit used in the 2007 study (gold loss is 8.1% instead of 4.6%).

The grade of blocks in the final resource model for the Heva sector of Joanna are interpolated from grades of 2m composites rather than 1m composites. It is felt that those longer composites better reflects the grade dilution of 2m thick blocks (see next). Those 2m composites are defined in the same way as 1m composites but with a minimum 0.75m composite length. The capping limit corresponding to the 20 g/t of 1m composite is 15 g/t. As illustrated by Figure 20 it corresponds to a marked inflexion of the line in the top end data. Statistics of composite grades (old and new 1m and new 2m) are in Table 10. Number of 1m composites increases by about 10% from 2007 to 2008 with about the same type of distribution.

Composites	2007	2008	2008
Length (m)	1m	1m	2m
Number	2681	2989	1560
Minimum (g/t Au)	0.0	0.0	0.0
Maximum (g/t Au)	83.0	83.0	47.9
Mean (g/t Au)	1.98	1.98	1.94
Coefficient of variation (%)	206	221	177
Percent zero grade	11.6%	13.2%	9.3%
Percent >=0.5g/t	76.2%	73.4%	77.4%
Percent >=1.0g/t	53.5%	51.7%	55.4%
Percent >=2.0g/t	26.9%	26.1%	27.8%
Percent >=5.0g/t	6.6%	6.9%	6.9%
Percent >=10.0g/t	2.6%	2.7%	2.2%
High cap (g/tAu)	25	20	15
Number capped	19	27	17
Mean capped (g/t Au)	1.89	1.82	1.82
% gold loss in capping	4.6%	8.1%	6.2%

Table 10 Statistics of composite grades in the Heva sector

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 55

It should be kept in mind that those statistics are somewhat biased by clustered old data on old mining levels

Joanna Dec. 2008 - Heva sector - 1m composites
Relative Freq
11.00
9.90
8.80
7.70
6.60
5.50
4.40
3.30
2.20
1.10
0.00
0.010
0.025
0.063
0.158
0.398
1.000
2.512
6.310
15.849
39.811
100.000
Au

Joanna Dec. 2008 - Heva sector - 1m composites
Au
20g/t
Cumulative Freq [%]
100
10
1
0.1
50
70
80
90
95
98
99
99.8
99.99

Figure 19 Histograms of the uncut grade of 1m composites in Heva sector

Top is the regular histogram but with a log scale for grade. Bottom is the cumulative frequency plot with the same log scale for grade. The cap limit of 20 g/t corresponds to the first inflexion of the line in the top end of grade data. It should be kept in mind that those histograms are somewhat biased by clustered old data on old mining levels

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 56

Joanna Dec. 2008 - Heva sector - 2m composites
Relative Freq
9.00
8.10
7.20
6.30
5.40
4.50
3.60
2.70
1.80
0.90
0.00
0.010
0.023
0.055
0.129
0.302
0.707
1.657
3.884
9.103
21.334
50.000

Joanna Dec. 2008 - Heva sector - 2m composites
Au
15g/t
100
10
1
0.1
50
70
80
90
95
98
99
99.8
99.99
Cumulative Freq [%]

Figure 20 Histograms of the uncut grade of 2m composites in Heva sector

Top is the regular histogram but with a log scale for grade. Bottom is the cumulative frequency plot with the same log scale for grade. The cap limit of 20 g/t corresponds to the first inflexion of the line in the top end of grade data. It should be kept in mind that those histograms are somewhat biased by clustered old data on old mining levels

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 57

17.1.1.6 Spatial continuity of composite grades

Correlograms have been computed for the cut grade of 1m and 2m composites. They are computed in all directions together (average variogram with distance lag of 1m or 2m depending of composite size) as well as along the principal directions of the mineralized zones i.e. (1) the average direction of surface drill holes (dip of 45o to south with lag of  1m or 2m depending of composite size) (2) the average horizontal strike (azimuth N80o with 5m lags) (3) the average dip (dip of 50o to N350o with 10m lags) (4) the horizontal NS  (azimuth N0o with lags of 2.5m).

Experimental curves and fitted models are shown on Figure 21. The few points available at very short distance along the dipping direction of drill holes and horizontal NS (with channel data) indicate a relatively mild relative nugget effect of the order of 20% for 1m composites and 15% for 2m composites. The strike correlograms keep flat thus indicating a limited continuity of grade along that direction. Unfortunately (and unlike what we have in the Hosco sector), we do not have pairs at short distance (less than 10m) along the average dip direction and the range of 15m that we set along that direction is just a guess educated by what we can see in the Hosco sector (i.e. a better continuity of grade along dip than along strike). In the end, variogram (correlogram) models selected for composite grade in the Heva sector of Joanna are characterized by (1) a mild relative nugget effect (20% for 1m composites and 15% for 2m composites) (2) a maximum range of 15m (3) an anisotropy with best continuity along dip (range of 15m) and worst continuity along direction perpendicular to dip and strike (practical range of 5m for 2m composites). Practical range along horizontal strike is just 7.5m.

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Joanna Dec. 2008 - Heva sector - Capped 1m composites

γABS,Au
SILL
Distance
1.500
1.350
1.200
1.050
0.900
0.750
0.600
0.450
0.300
0.150
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au Date : 28-11-2008

Variogram : Absolute File : fcmp1mc

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	10.00	20.00	20.00
Lag Dist	: 1.01	1.01	5.00	10.00	2.50

Gamma = N(0.2000) + S(0.8000, 15.0/7.5/3.0, 350.0/-50.0/0.0)

Joanna Dec. 2008 - Heva sector - Capped 2m composites

γABS,Au
SILL
Distance
1.500
1.350
1.200
1.050
0.900
0.750
0.600
0.450
0.300
0.150
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au Date : 28-11-2008

Variogram : Absolute File : fcmp2mc

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	20.00	10.00	20.00
Lag Dist	: 2.10	2.10	5.00	10.00	2.50

Gamma = N(0.1500) + S(0.8500, 15.0/7.5/5.0, 350.0/-50.0/0.0)

Figure 21 Correlograms of cut grades of 1m and 2m composites

Graphs shown are actually 1-correlogram so as to look like variograms. Number of pairs used to calculate each point of directional variograms is shown. Note the small number of pairs available at short distance in the average dip direction.

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17.1.1.7 Resource block grade interpolation

Resources are estimated in each block 5m(EW)x2m(NS)x5m(Z) of a regular matrix with up to 475 columns (EW), 281 rows (NS) and 96 benches (Z) with its center within the limits of the mineralized zones. All together, we have 96,789 such blocks with some material below the overburden/bedrock contact surface.

The average gold grade of each block is interpolated by ordinary kriging from the capped grades of nearby 2m composites. Block interpolation is done in three successive runs with relaxed search (for nearby composites) conditions from one run to the next until all 96,789 blocks are interpolated from the 1560 2m composites.

In the first interpolation run, the search ellipsoid has a long radius of 60m along average dip (dip of 55o to N350o), an intermediate radius of 30m along horizontal strike (N80o azimuth) and a short radius of 15m along the direction perpendicular to dip and strike. The shape of that ellipsoid corresponds to the anisotropy of the correlogram. It is also worth noticing that the long search is along dip whereas it was along strike in the 2007 resource estimation. For a block to be interpolated in that first run, we need at least seven (7) 2m composites in at least 3 different holes or channel samples, with a maximum of 3 composites taken in the same drill hole or channel sample. Absolute maximum of composites retained in the ellipsoid is the 30 closest to the block. With those conditions, 32,241 blocks (33% of total) can be interpolated with interpolated grades ranging from 0.07 to 11.26 g/t, a mean of 1.81 g/t and a coefficient of variation of 56%.

In the second interpolation run, the search ellipsoid keeps the same orientation but its size is increased from 60x30x12m to 120x80x40m (hence a slight reduction of the anisotropy). Minimum number of composites is reduced from 7 to 5 in at least two different holes or channel samples (maximum number of composites in the same hole or channel stays at 3) and absolute maximum number of composites retained in the search ellipsoid is increased from 30 to 40. With those conditions, 56,704 additional blocks (59% of total) can be interpolated with interpolated grade ranging from 0.18 to 8.35 g/t, a mean of 1.79 g/t and a coefficient of variation of 36%.

All remaining 42,640 blocks (8% of total) can be interpolated in a third and last run with a search ellipsoid of 240x180x100m size and same orientation as before, a minimum of 1 composite, a maximum of 3 composites in the same hole or channel and an absolute maximum of 50 composites. Interpolated grades for those blocks range from 0.58 to 5.61 g/t with an average of 1.85 g/t and a coefficient of variation of 39%.

In the end, interpolated block values range from 0.07 to 11.26 g/t with a mean of 1.80 g/t and a coefficient of variation of 44%. Block values on selected benches are shown on Figure 22.

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Figure 22 Interpolated block Au grade on selected benches of the Heva sector

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Only blocks in the center part of the sector are shown” Note the overburden-bedrock surface (in brown) in the top bench

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17.1.1.8 Resource block model validation

Resource block model validation generally consists in comparing block grade estimates with grades of samples or composites available around the blocks. It can be a visual comparison on sections or bench maps with blocks and samples/composites colored according to grade and using the same color codes. Alternatively, we can compute average block grade estimates in vertical or horizontal slices and compare them to average samples/composites grades in the same slice. Our preferred approach consists of comparing the grade of each sample or composite with the grade estimate of the blocks that contains (the center point of) that sample or composite.

In the case of the new Heva resource block model, we can find 1338 composites with a block containing the center point of the composites. Average composite grade is 1.79 g/t and average block grade estimate is 1.78 g/t. Correlation of block grade estimate and composite grade is a mere R=0.77 but this is common in gold deposits with a significant nugget effect. The correlation plot (Figure 23) shows the usual smoothing of block grade estimates compare to composite grades. What is important in term of block model validation id the good similarity of average block grade estimate and composite grade almost at the same place.

Figure 23 Comparison of block grade and composite grade at about the same place - Heva

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17.1.1.9 Resource classification

Estimated resources have first been classified into indicated and inferred categories using the same automatic approach as in 2007 i.e. based on minimum proximity to composites around any given block of the model. More precisely, a block is classified into indicated if there are at least 6 composites in at least six different drill holes or channels within an ellipsoid 100x50x15m centered on the block. The ellipsoid has its long axis dipping 15o to the N80o azimuth and its intermediate axis dipping 55o to the N350o. Those are more or less the same conditions which were used in the automatic classification of the 2007 resources (minimum of 8 composites in a minimum of 4 holes or channels within the same search ellipsoid) with differences explained by the different size of composites (1m in 2007 and 2m in 2008).

With those conditions, only blocks in the “top central” part of the deposit (between 4800E and 5800E and above Z=4750) are classified in the indicated category. More isolated blocks to the east or west or at depth are all in the inferred category.

Table 11 shows the new estimated resources of Heva with this classification and compare them to the 2007 resources. The cut-off scheme is the same as in 2007 i.e. 0.5 g/t in the first 150m and 1.5 g/t below. Conversion of volumes to tonnages uses the same fixed density of 2.68 t/m3 since it does not look like we have new density measurements in the new holes. Based on gold quantities, we see a slight increase of 14,000oz (6%) in the indicated category and a more significant increase of 172,000oz (65%) in the inferred category. That significant increase of inferred resources is related to generally dip intercepts in the new core hole drilled on the east and west extensions of Heva as well as old deep intercepts in the central part which were not considered before.

As usual, this first automatic classification has its drawbacks which are illustrated by a few benches on Figure 24 i.e. a “Swiss cheese” or “spotted dog” pattern with patches of indicated (in red) alternating with patches of inferred (in black).

Another approach to classification would be based on drill hole spacing which can be visualized on the long section of Figure 25. On that long section, we just show the projection of the main mineralized intercept in surface holes (216 intercepts). Polygons of influence (actually circles) with a maximum 28m radius are drawn around each intercept. That particular radius is selected because it will show contiguous polygons (no gaps) with intercepts on a 40x40m grid at the most. Like done with resources in the Hosco sector in 2007, we consider that we need that spacing between intercepts in order to be able to classify the corresponding resources in the indicated category.  Then an outline (in red) is drawn around the sector with contiguous polygons. That indicated outline is the base for an indicated solid applied to the 3D resource blocks (see the right side of Figure 25). Bench-by-bench intersections with the solid are reviewed and a final contour for indicated resource blocks is drawn in each bench (Figure 26). The rule is to just keep indicated resource blocks in the main structure and exclude blocks in much smaller satellite structures.

In the end, the resources derived from this final classification are not drastically different from those derived from the automatic classification (Table 12) although indicated blocks are not necessarily at the same place (Figure 23 and Figure 26). We see an increase of 17,000oz (8%) in the indicated category and another one of 168,000oz (64%) in the inferred category. Table 13 shows the distribution of resources according to claims and Table 14 according to cut-off and depth.

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 64

	2007 (auto)						2008 (auto)
Cut-off	Zmin	Zmax	Category	Tonnage	Grade	Gold	Zmin	Zmax	Tonnage	Grade	Gold
(g/tAu)	(m)	(m)		(t)	(g/tAu)	(oz)	(m)	(m)	(t)	(g/tAu)	(oz)
0.5	4857.5	5007.5	indicated	1,880,000	1.8	110,000	4855	5005	2,190,000	1.9	132,000
0.5	4857.5	5007.5	inferred	2,810,000	1.7	152,000	4855	5005	3,860,000	1.8	221,000
1.5	4687.5	4857.5	indicated	1,220,000	2.5	99,000	4685	4855	1,310,000	2.2	91,000
1.5	4687.5	4857.5	inferred	1,460,000	2.4	111,000	4685	4855	2,300,000	2.0	149,000
1.5	4347.5	4687.5	indicated	0	0	0	4350	4685	0	0.0	0
1.5	4347.5	4687.5	inferred	0	0	0	4350	4685	800,000	2.5	65,000
Combo	4347.5	5007.5	indicated	3,100,000	2.1	209,000	4350	5005	3,490,000	2.0	223,000
Combo	4347.5	5007.5	inferred	4,270,000	1.9	263,000	4350	5005	6,960,000	1.9	434,000

Table 11 Automatic classification of Heva resources and comparison with 2007.

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Heva mine (47,500t @ 6.9g/t i.e. 10,500 ozAu) is not subtracted from the indicated resources.

	2007 (auto)						2008 (final)
Cut-off	Zmin	Zmax	Category	Tonnage	Grade	Gold	Zmin	Zmax	Tonnage	Grade	Gold
(g/tAu)	(m)	(m)		(t)	(g/tAu)	(oz)	(m)	(m)	(t)	(g/tAu)	(oz)
0.5	4857.5	5007.5	indicated	1,880,000	1.8	110,000	4855	5005	2,020,000	2.0	129,000
0.5	4857.5	5007.5	inferred	2,810,000	1.7	152,000	4855	5005	4,030,000	1.7	224,000
1.5	4687.5	4857.5	indicated	1,220,000	2.5	99,000	4685	4855	1,370,000	2.2	98,000
1.5	4687.5	4857.5	inferred	1,460,000	2.4	111,000	4685	4855	2,240,000	2.0	142,000
3	4347.5	4687.5	indicated	0	0	0	4350	4685	0	0.0	0
3	4347.5	4687.5	inferred	0	0	0	4350	4685	230,000	3.5	26,000
Combo	4347.5	5007.5	indicated	3,100,000	2.1	209,000	4350	5005	3,390,000	2.1	227,000
Combo	4347.5	5007.5	inferred	4,270,000	1.9	263,000	4350	5005	6,500,000	1.9	392,000

Table 12 Final classification of Heva resources and comparison with 2007

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Heva mine (47,500t @ 6.9g/t i.e. 10,500 ozAu) is not subtracted from the indicated resources.

				2008 Vantex			2008 Outside Vantex
Cut-off	Zmin	Zmax	Category	Tonnage	Grade	Gold	Tonnage	Grade	Gold
(g/tAu)	(m)	(m)		(t)	(g/tAu)	(oz)	(t)	(g/tAu)	(oz)
0.5	4855	5005	indicated	980,000	2.6	84,000	1,040,000	1.4	45,000
0.5	4855	5005	inferred	540,000	1.9	33,000	3,490,000	1.7	191,000
1.5	4685	4855	indicated	1,030,000	2.2	72,000	340,000	2.4	26,000
1.5	4685	4855	inferred	840,000	2.0	53,000	1,390,000	2.0	89,000
3	4350	4685	indicated	0	0	0	0	0.0	0
3	4350	4685	inferred	0	0	0	230,000	3.5	26,000
Combo	4350	5005	indicated	2,010,000	2.4	155,000	1,380,000	1.6	71,000
Combo	4350	5005	inferred	1,390,000	1.9	86,000	5,110,000	1.9	306,000

Table 13 Distribution of 2008 resources into Vantex and non-Vantex claims

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Heva mine (47,500t @ 6.9g/t i.e. 10,500 ozAu) is not subtracted from the indicated resources

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Cut-off	Zmin	Zmax	Category	Tonnage	Grade	Gold
(g/tAu)	(m)	(m)		(t)	(g/tAu)	(oz)
0.5	4855	5005	indicated	2,020,000	2.0	129,000
0.5	4855	5005	inferred	4,030,000	1.7	224,000
1	4855	5005	indicated	1,660,000	2.2	120,000
1	4855	5005	inferred	3,560,000	1.8	211,000
1.5	4855	5005	indicated	1,100,000	2.8	97,000
1.5	4855	5005	inferred	2,360,000	2.1	162,000
2	4855	5005	indicated	740,000	3.3	77,000
2	4855	5005	inferred	1,180,000	2.5	96,000
2.5	4855	5005	indicated	500,000	3.7	60,000
2.5	4855	5005	inferred	540,000	2.9	51,000
3	4855	5005	indicated	350,000	4.1	47,000
3	4855	5005	inferred	130,000	3.5	14,000
0.5	4705	4855	indicated	2,180,000	1.8	129,000
0.5	4705	4855	inferred	3,200,000	1.7	173,000
1	4705	4855	indicated	2,010,000	1.9	124,000
1	4705	4855	inferred	2,980,000	1.7	167,000
1.5	4705	4855	indicated	1,370,000	2.2	98,000
1.5	4705	4855	inferred	2,010,000	2.0	126,000
2	4705	4855	indicated	720,000	2.7	62,000
2	4705	4855	inferred	680,000	2.4	52,000
2.5	4705	4855	indicated	330,000	3.2	34,000
2.5	4705	4855	inferred	220,000	2.8	20,000
3	4705	4855	indicated	140,000	3.8	17,000
3	4705	4855	inferred	30,000	3.4	3,000
2	4350	4705	indicated	0	0.0	0
2	4350	4705	inferred	640,000	2.8	58,000
3	4350	4705	indicated	0	0.0	0
3	4350	4705	inferred	400,000	3.2	41,000
4	4350	4705	indicated	0	0.0	0
4	4350	4705	inferred	40,000	4.3	6,000
5	4350	4705	indicated	0	0.0	0
5	4350	4705	inferred	0	5.9	1,000
0.5	4350	5005	indicated	4,200,000	1.9	258,000
0.5	4350	5005	inferred	8,590,000	1.8	488,000
1.0	4350	5005	indicated	3,670,000	2.1	244,000
1.0	4350	5005	inferred	7,780,000	1.9	466,000
1.5	4350	5005	indicated	2,470,000	2.5	195,000
1.5	4350	5005	inferred	5,400,000	2.1	368,000

Table 14 Distribution of 2008 resources according to cut-off and depth

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Heva mine (47,500t @ 6.9g/t i.e. 10,500 ozAu) is not subtracted from the indicated resources.

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Figure 24 Automatic resource classification in the top benches

Red blocks: indicated Black blocks: inferred

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Figure 25 Long section with surface hole intercepts

Left: each point represents the main mineralized intercept in a surface hole. Circles/polygons around points correspond to « zones of influence » with a 28m maximum radius. With such a radius, there should not be any gap between holes on a 40m grid.  The blue outline corresponds to the maximum extent of mineralization according to the mineralized envelope.  The red outline would be the limit of indicated resources just based on the 40m minimum spacing. Right: the same limit of indicated resources is plotted against blocks of the resource model colored according to the automatic classification (red=indicated)

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Figure 26 Final resource classification in the top benches

Red blocks: final indicated Red outline: final indicated

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17.1.2 Resources of the Hosco sector – East Block

17.1.2.1 Data used

Results from the last drill holes in the Hosco sector of Joanna were received in January 2009. All together, we have 3890 holes or channels to document the resources in that sector, as opposed to 777 for the 2007 study (Table 15). New holes are the 36 surface holes JA-07-68 to JA-07-103 (8,860m) and the 355 surface holes JA-08-104 to JA-08-463 (83,620m). Those holes are generally deep surface holes (from 70m to 1056m) dipping to south from 42o to 81o. They are mostly testing the central part of the Hosco sector from 8200E to 9300E on N-S vertical sections at 25m intervals (Figure 27). Assay intervals along 2008 holes are generally 1.5m long.  We also have a large new set of old channel samples (2714 with prefix R2 or R3) on levels at Z=4890 and Z=4925 to complement existing ones (prefix DR at Z =4921, 4933 and 4955). The rest of old drill hole and channel sample data is about the same as in the 2007 study with just a few additional sample intervals in old 8310-9310 holes (+33 intervals), C1960-C2540 holes (+119 intervals) and  C86 holes(+46 intervals). There is also a new HC hole (HC-17) with 11 intervals and 7 new holes (GT-01 to 05 + J-01 and V-01) but with no assay intervals. All together, for this 2009 resource estimate of the Hosco sector, 82% of assayed length is in new (2007+2008) surface core holes.

DH/Sample id	#.	Cum. Length (m)	Aver. Length. (m).	# int.	Length Int (m).	Aver. Length. (m).	Aver. g/t Au	Comments
1W to 26W	26	6113	235.1	893	1230	1.38	0.88	Max 20.3 g/t over 0.5m
184E1 to 290E2	10	2990	299.0	865	1015	1.17	0.60	Max 22.6 g/t over 0.5m
79-1 to 80-56	9	1610	178.9	590	851	1.44	0.56	Max 7.2 g/t over1.5m
8310-1 to 9310-2	36	3919	108.9	1303	1194	0.92	0.88	Max 36.0 g/t over 0.8m 20m spacing along EW
C1960-1 to C2540-2	45	4911	109.1	3258	3377	1.04	0.65	Max 75 g/t over 0.5m (next is 19.6g/t)
C86-1 to C86-15	15	1297	86.5	991	986	0.99	0.86	Max 24 g/t over 0.4m
DR4921-01 to DR4955-185	458	1008	2.2	1015	1004	0.99	2.09	Horizontal and vertical channels at Z=4921, 4933 and 4955) Max 43g/t (next is 14.8g/t)
GT-01 to GT-05	5	1135	227	0	0		0	No assays
HC-1 to HC-17	19	4071	214.2	660	909	1.38	0.62	Max 25.7 g/t over 1.5m
HOSCO-1W2 to HOSCO-11W2	18	4177	232.1	1044	1378	1.32	0.61	Max 68.7 g/t over 0.25m (next is 17.7g/t)
JA-07-01 to 25+68 to 103	62	20480	330.3	12552	16500	1.31	0.29	New holes (2007) Max 63.8 g/t over 1.5m
JA-08-104 to 463	355	83620	235.6	44945	68569	1.53	0.32	New holes (2008). 2045 int. still missing. Max 150 g/t over 1.5m
R2-31001B to R3-32322M	2714	5438	2.0	5458	5315	0.97	2.70	Newly digitized old channels at Z=4890 and Z=4926. Max 352.5g/t over 0.9m
ST-2M11 to ST-BZ-4	116	4012	34.6	1828	1828	1.00	2.40	Short UG holes from Z=4890-4960. Max 1007 g/t over 0.18m (8 intervals above 30g/t over lengths from 0.06 to 0.58m)
J-01 + V-01	2	208	204	0	0		0	No assays
All	3890	144987	37.3	75402	104155	1.38	0.53	2090 int. with assay still missing (code -1)

Table 15 DHs and channel samples used in the resource estimation of Hosco sector

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Figure 27 Old underground workings and drill holes in the Hosco sector of Joanna

In the figures, X is east, Y is north and Z is elevation (coordinates in meters). Top = plane view. Middle: view to north of central part (long section). Bottom: perspective view looking southwest downward

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17.1.2.2 Bedrock surface

The updated model of overburden-bedrock surface is based on the depth of overburden recorded in 580 surface holes (from 202 surface holes in the 2007 study). Most of those holes (414) are new 2007 or 2008 holes.  Depth (along dipping hole) of overburden in those 580 holes varies from 3.6m (hole JA-07-24) to 46.0m (hole JA-08-334) with an average of 16.2m. Corresponding elevations range from 4978.6 (hole JA-08-145) to 5012.1 (hole JA-07-24) with an average of 4997.7m. A TIN model of the surface (Figure 28) uses the 580 control points as well as additional “dummy” controls to fill all the space above the resource model for the Hosco sector.

17.1.2.3 Mineralized envelope

Like in the 2007 study resources are limited to mineralized solids the limits of which are defined at a low cut-off (about 0.5 g/t over 2-3m) on drill sections.  Limits on drill sections are then connected through limits on level maps at 5m vertical intervals from elevation 5007.5 down to elevation 4292.5. The mineralized zones are disseminated sulfide corridors with thin quartz veins varying continuous laterally and at depth.

The interpretation of the mineralized structures has started from highly documented levels with underground works at 50m (4927mZ), 70m (4940mZ), 85m (4927mZ) and 120m (4890mZ) below surface. Surface elevation of the swamp GML mining grid is at 5,011m. The general strike orientation of the zones is an azimuth 260° with a dip of 55° to the northwest. Some of the zones are connected and disconnected depending of the elevation with respect to the Cadillac fault, which the zones never cross. The presence of underground openings from the former exploration work has been taken into account during the mineral resource estimation. Production records have been excluded of tonnage from the final resources estimation instead of cutting the underground volumes.

 The mineralization of the Joanna property can be divided into two sectors: the mineralized corridors north and south of the Cadillac fault which is barren in terms of gold mineralization. Zones are numbered according to proximity of the fault. In the north corridor, N1 zones are the closest to the fault with N2 and N3 further to north. In the south corridor, S1 designates the zones closest to the fault while S2 and S3 are further to south. N2 (often merged with N3) is the predominant zone to the north while S2 (often split into an S2A and S2B branches) is the predominant zone to the south (see typical sections on Figure 29)

With the same 2.66t/m3 fixed density as in the 2007 resource study, total tonnage of mineralized material between 8200E and 9300E and above the 4700 elevation is 36.9Mt i.e. 52% more than the 24.2Mt of the 2007 resource study within the same limits. A comparison of old and new limits in benches indicates that this significant increase is largely due to the new core holes with more low grade material (between 0.5 and 1.0 g/t) than the old drill holes at the same place.

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Figure 28 Top view of the TIN contact surface of overburden bedrock in the Hosco sector

Collars of surface holes are also shown

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Figure  Interpreted mineralized limits in the central part (8200E-9300E) of Hosco sector

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17.1.2.4 Mineralized intercepts

Mineralized intercepts are that part of drill holes or channel samples inside the interpreted limits of mineralized zones. Most intercepts in drill holes are complete (start and end points at zone limits) while most intercepts in old channel samples are incomplete.

Table 16 compares the statistics of the current mineralized intercepts to those in the 2007 resource study.  Mineralized intercepts are classified according to drill hole type (see Table 15). All together the cumulated length of mineralized intercepts increases by 234%. A large part of that increase is obviously coming from the new JA-07 and JA-08 holes. It can also be noted that less mineralized intercepts are defined in old drill holes: the reason is that an old hole is simply forgotten when we have a new JA-07 or 08 hole at about the same place. Average (uncut) grade of mineralized material in the new JA-07 and 08 holes is about 1.3 g/t. After dilution of gaps, overall average grade of mineralized material is about the same as before (1.65g/t vs. 1.64g/t). However one should keep in mind that this average is somewhat biased by the high density of old channel samples in generally richer ore.

Type	Old/New	Nb Intercepts	Cum. length Intercepts (m)	Nb. assays	Cum. Length assays (m)	%Assay.	Mean g/tAu uncut	Mean. g/tAu Uncut diluted
1W to 26W	Old	50	632.1	477	586.8	92.8%	1.58	1.47
1W to 26W	New	22	252.4	196	233.4	92.5%	1.31	1.21
184E1 to 290E2	Old	26	446.2	349	413.9	92.8%	1.29	1.20
184E1 to 290E2	New	18	322.4	258	311.5	96.6%	1.35	1.30
79-1 to 80-56	Old	15	275.9	192	275.9	100.0%	1.30	1.30
79-1 to 80-56	New	20	365.7	250	360.4	98.6%	1.16	1.14
8310-1 to 9310-2	Old	69	707.8	663	591.6	83.6%	1.56	1.30
8310-1 to 9310-2	New	24	359.9	366	343.3	95.4%	1.39	1.33
C1960-1 to C2540-2	Old	89	1217.4	1322	1163.8	95.6%	1.54	1.47
C1960-1 to C2540-2	New	77	1308.3	1455	1300.2	99.4%	1.42	1.41
C86-1 to C86-15	Old	28	415.4	439	414.6	99.8%	1.69	1.69
C86-1 to C86-15	New	30	507.4	532	504.6	99.4%	1.53	1.52
DR4921-01 to DR4955-185	Old	363	877.1	880	870.2	99.2%	2.35	2.33
DR4921-01 to DR4955-185	New	362	873.7	880	869.8	99.6%	2.37	2.36
HC-1 to HC-16	Old	21	326.9	224	276.4	84.6%	1.82	1.54
HC-1 to HC-17	New	16	213.1	175	213.1	100.0%	1.81	1.81
HOSCO-1W2 to 11W2	Old	37	497.9	397	466.7	93.7%	1.52	1.42
HOSCO-1W2 to 11W2	New	21	316.8	272	314.0	99.1%	1.42	1.41
ST-2M11 to ST-BZ-4	Old	125	2271.9	1561	1580.3	69.6%	2.69	1.87
ST-2M11 to ST-BZ-4	New	116	2157.1	1512	1530.2	70.9%	2.49	1.77
R2-31001B to R3-32322M	New	2537	4989.9	5069	4904.5	98.3%	2.87	2.82
JA-07	Old	42	606	605	606	100.0%	1.40	1.40
JA-07	New	207	2875.3	2359	2875.3	100.0%	1.31	1.31
JA-08	New	1101	13087.1	8955	13087.1	100.0%	1.29	1.29
All	Old	865	8274.5	7109	7246.3	87.6%	1.87	1.64
All	New	4551	27629.1	22279	26847.4	97.2%	1.70	1.65

Table 16 Mineralized intercepts in the Hosco sector and their assay data

For each type of drill hole or channel sample, the table gives the number of mineralized intercepts and their cumulated length in meters. It also gives the number of assay intervals within the limits of mineralized intercepts and their cumulated length too (from those two numbers, one can easily deduce that assay intervals are generally 1m long in old holes and channels and 1.5m long in new JA-07+08 holes). The ratio of the two cumulated lengths is the %Assay i.e. lengthwise the percentage of intercept material with a measured gold grade. Last column is for average gold grade of assay intervals, uncut.

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17.1.2.5 Compositing of assay intervals within mineralized intercepts

Since original assay intervals do not have the same length and high assays tend to apply to rather short intervals (best example is the maximum grade of 1006 g/t over a 18cm interval), it is necessary to standardize the length of the grade “support” through numerical compositing before assigning grade to dimensionless “points” in the 3D space (the composite centers) in the block grade interpolation.

Like in the 2007 resource study, the grade of blocks in the final resource model for the Hosco sector of Joanna is interpolated from grades of 2m composites rather than 1m composites. It is felt that those longer composites better reflects the grade dilution of 2m thick blocks (see next). Moreover, the assay intervals of the new JA-08 holes are 1.5m long, hence 1m long composites is no longer an option.

Compositing is done down hole from the start of mineralized intercepts. As indicated in the previous section, any missing assay is assumed to be zero grade. At the end of the mineralized intercepts, the last composite kept is the one with at least a 1m length.  A total of 14051 valid 2m composites are defined in this manner.

Figure 30 shows the histogram and cumulative frequency plot of the calculated grade of those 2m composites. The 15 g/t cap limit of the 2007 resource study does not correspond to any particular inflexion point of the cumulative frequency curve. The only visible inflexion point is at 35 g/t which is obviously too high. With the 15 g/t cap limit, gold loss is 6.2%.

Statistics of composite grades (old and new 1m and 2m) are in Table 17. On that table, one can see the effect of additional drilling as well as the added grade dilution of 2m composites (less very low and very high grades than with 1m composites).

Table 18 lists the highest grade 2m composites capped to 15 g/t Au.

Composites	October 2007	October 2007	February 2009	February 2009
Length (m)	1m	2m	1m	2 m
Number	8275	4258	27,870	14,051
Percent zero grade	11.6%	7.2%	4.2%	2.4%
Percent >=0.5g/t	72.7%	78.1%	74.4%	80.1%
Percent >=1.0g/t	55.9%	59.4%	50.9%	53.2%
Percent >=2.0g/t	28.4%	28.2%	24.0%	23.3%
Percent >=5.0g/t	4.4%	3.8%	3.9%	3.4%
Percent >=10.0g/t	0.8%	0.6%	1.0%	0.9%
Maximum (g/t Au)	151.1	75.6	320.8	160.7
High cap (g/tAu)	25	15	25	15
Number capped	12	10	73	64
Mean uncapped (g/t Au)	1.65	1.67	1.67	1.63
Mean capped (g/t Au)	1.62	1.63	1.57	1.54

Table 17 Statistics of composite grades in the Hosco sector

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Hole	From (m)	To (m)	Length (m)	x	y	z	g/tAu
R2-31146H	0.00	2.00	2.00	8737.09	1410.82	4927.42	17.06
R2-31125H	2.00	3.25	1.25	8715.53	1411.16	4927.42	17.14
JA-08-230	218.50	220.50	2.00	8871.54	1437.09	4839.20	17.22
ST-3M102	34.61	36.61	2.00	8606.70	1427.17	4869.57	17.57
R3-11143B	0.00	1.36	1.36	8627.45	1438.14	4888.74	17.67
JA-08-318	165.00	167.00	2.00	8450.46	1343.57	4868.80	17.73
ST-3M99	41.52	43.52	2.00	8649.48	1436.91	4853.55	17.88
R3-11141B	0.00	1.33	1.33	8624.38	1437.55	4888.74	18.08
R2-31064H	0.00	1.30	1.30	8720.31	1398.57	4927.42	18.17
R2-33010H	0.00	1.24	1.24	8756.42	1410.15	4927.19	18.17
JA-07-72	54.00	56.00	2.00	8973.61	1408.95	4973.94	18.55
9210-1	20.40	22.40	2.00	9204.06	1406.18	4994.33	19.32
R2-33012H	0.00	1.03	1.03	8759.01	1407.69	4927.09	19.55
JA-08-426	170.00	172.00	2.00	8900.80	1496.19	4891.26	19.66
JA-08-305	154.50	156.50	2.00	8398.34	1330.04	4897.68	19.92
R2-31043B	0.00	2.00	2.00	8679.35	1395.67	4925.62	21.02
ST-2M57	11.05	13.05	2.00	8756.88	1408.47	4927.00	21.72
C2160-1	90.00	92.00	2.00	8748.46	1399.63	4947.10	21.87
R3-11168H	0.00	2.00	2.00	8621.17	1418.17	4890.54	21.93
R2-31141B	0.00	2.00	2.00	8744.23	1416.22	4925.62	22.48
JA-08-427	262.82	264.00	1.18	8898.68	1451.20	4807.64	22.80
R3-32063T	0.00	1.12	1.12	8576.89	1420.87	4890.94	22.97
R2-31118B	0.00	2.00	2.00	8701.49	1406.83	4925.62	25.49
R2-32183M	4.00	6.00	2.00	8952.30	1448.01	4926.52	25.76
ST-2M38	9.52	11.52	2.00	8733.35	1411.15	4927.50	26.34
R3-32015F	0.00	1.82	1.82	8436.82	1369.67	4889.64	27.40
R3-11106H	0.00	2.00	2.00	8580.21	1422.15	4890.54	27.97
JA-08-378	182.50	184.50	2.00	8396.82	1392.60	4852.13	28.39
R3-11043H	0.00	1.61	1.61	8482.38	1385.81	4890.54	29.26
JA-07-73	109.00	111.00	2.00	8621.07	1431.03	4925.03	29.30
R2-33002B	0.00	1.12	1.12	8753.55	1409.68	4926.09	29.83
R3-11208B	2.00	3.04	1.04	8683.93	1416.79	4888.74	29.87
JA-08-323	85.50	87.50	2.00	8479.43	1371.20	4946.40	29.98
JA-08-278	182.00	184.00	2.00	9248.56	1529.28	4853.76	31.32
R3-11254H	0.00	1.79	1.79	8715.56	1421.61	4890.54	31.60
JA-07-93	153.50	155.50	2.00	8497.84	1397.42	4887.61	32.26
JA-07-70	171.00	173.00	2.00	8609.22	1442.80	4842.50	33.06
JA-08-139	80.00	82.00	2.00	7323.34	1321.24	4947.88	38.27
R2-31003H	0.00	2.00	2.00	8609.02	1374.02	4927.42	39.23
JA-08-316	159.00	161.00	2.00	9050.13	1417.23	4864.57	39.35
R3-11167B	0.00	2.00	2.00	8619.68	1417.57	4888.74	40.76
R3-11253B	0.00	2.00	2.00	8713.90	1421.34	4888.74	41.31
JA-08-329	102.50	104.50	2.00	8525.99	1382.64	4920.14	42.04
R3-11167H	0.00	1.63	1.63	8619.70	1417.54	4890.54	42.13
DR4955-095	0.00	1.00	1.00	8969.95	1403.49	4958.73	42.95
R2-31007H	0.00	1.00	1.00	8615.91	1377.97	4927.42	43.99
R3-32178F	0.00	1.86	1.86	8811.16	1433.20	4889.64	47.41
R2-32003F	0.00	1.85	1.85	8621.02	1381.76	4926.52	50.67
JA-08-378	180.50	182.50	2.00	8396.86	1393.71	4853.79	56.56
JA-08-115	156.00	158.00	2.00	8628.20	1421.30	4875.43	60.61
R3-11168B	0.00	2.00	2.00	8621.18	1418.29	4888.74	64.08
R3-11252B	0.00	2.00	2.00	8712.17	1420.61	4888.74	68.34
JA-08-316	161.00	163.00	2.00	9050.12	1416.41	4862.75	74.31
R3-11108H	0.00	2.00	2.00	8583.77	1422.97	4890.54	74.93
R3-11253H	0.00	2.00	2.00	8713.90	1421.34	4890.54	80.84
R2-41034B	0.00	2.00	2.00	8829.54	1406.95	4925.62	92.62
JA-08-329	100.50	102.50	2.00	8525.98	1383.64	4921.87	133.03
R3-11107H	0.00	2.00	2.00	8582.06	1422.46	4890.54	160.72

Table 18 Highest grade 2m composites in the Hosco sector

Note the high proportion of samples from the old R2|R3 channels or the new JA-08 holes. The selected cap limit is 15 g/t Au

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Joanna Jan. 2009 - Hosco sector - 2m composites

Relative Freq
8.00
7.20
6.40
5.60
4.80
4.00
3.20
2.40
1.60
0.80
0.00
Au
0.010
0.026
0.070
0.186
0.492
1.304
3.454
9.148
24.230
64.181
170.000

Joanna Jan. 2009 - Hosco sector - 2m composites
Au
1000
100
15g/t
10
1
50
70
80
90
95
98
99
99.8
99.99
Cumulative Freq [%]

Figure 30 Histograms of the uncut grade of 2m composites in Hosco sector

Top is the regular histogram but with a log scale for grade. Bottom is the cumulative frequency plot with the same log scale for grade. The cap limit of 15 g/t does not correspond to any specific inflexion point of the line (there is one at 35 g/t but it is obviously too high)

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17.1.2.6 Spatial continuity of composite grades

Overall correlograms (i.e. all zones together) have been computed for the cut grade of 2m composites. They are computed in all directions together (average variogram with lag of 2m) as well as along the principal directions of the mineralized zones i.e. (1) the average direction of surface drill holes (dip of 45o to south with lag of 2m) (2) the average horizontal strike (azimuth N80o with 5m lags) (3) the average dip (dip of 50o to N350o with 5m lags) (4) the horizontal NS (azimuth N0o with lags of 5m).

Experimental curves and fitted models are shown on Figure 31. They have been computed on a first data set of   11398 composites with all composites from surface drill holes but just a fraction of composites from the old channel samples. In that early set, high composite grades were capped at 25 g/t. Correlograms are characterized by: (1) a lower nugget effect than before (30% instead of 40%) (2) maximum ranges (along strike and dip) increasing from 30m to 40m (dip) and 50m (strike) (3) an anisotropy with best continuity along dip (short distances) and along strike (long distances)

Joanna Feb. 2009 - Hosco sector - Capped 2m composites

γABS,Au
SILL
Distance
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au — Date : 05-02-2009

Variogram : Absolute — File : cmp2c

Direction	average	DH	Strike	dip	NS
Azimuth	: 45.00	180.00	80.00	350.00	0.00
Dip	:-45.00	-45.00	0.00	-50.00	0.00
Tolerance	:180.00	10.00	20.00	10.00	20.00
Lag Dist	: 2.10	2.10	5.00	10.00	2.50

Gamma = N(0.3000) + S(0.4000, 20.0/10.0/3.0, 350.0/-50.0/0.0) + S(0.3000, 50.0/40.0/10.0, 80.0/0.0/-50.0

Figure 31 Correlograms of cut grades of 2m composites

Graphs shown are actually 1-correlogram so as to look like variograms. Number of pairs for each variogram point is also given

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17.1.2.7 Resource block grade interpolation

Like in the resource study of 2007, resources are estimated in each block 5m (EW) x2m (NS) x5m (Z) of a regular matrix with its center within the limits of the mineralized zones. The matrix extents are slightly larger than in the 2007 study i.e. with up to 513 columns (EW), 356 rows (NS) and 144 benches (Z) All together, we have 378,610 such blocks with some mineralized material below the overburden/bedrock contact surface.

The average gold grade of each block is interpolated by ordinary kriging from the capped grades of nearby 2m composites. Block interpolation is done in three successive runs with relaxed search (for nearby composites) conditions from one run to the next until all 378,610 blocks are interpolated from the 14,051 2m composites.

In the first interpolation run, the search ellipsoid has a long radius of 50m along horizontal strike (N82.5o azimuth dip of 55o to N352.5o), an intermediate radius of 40m along dip (dip of 55o to N352.5o) and a short radius of 10m along the direction perpendicular to dip and strike. The shape of that ellipsoid corresponds to the anisotropy of the correlogram. It gives more influence to composites along strike than in the 2007 resource study (50m instead of 30m) and less influence to composites along dip (40m instead of 60m) while influence across dip+strike is about the same as before (10m vs. 12m). For a block to be interpolated in that first run, we need at least 7 2m composites in at least 3 different holes or channel samples, with a maximum of 3 composites taken in the same drill hole or channel sample. Absolute maximum of composites retained in the ellipsoid is the 30 closest to the block. With those conditions, 216,910 blocks (57% of total) can be interpolated with interpolated grades ranging from 0.21 to 10.43 g/t and a mean of 1.34 g/t)

In the second interpolation run, the search ellipsoid keeps the same orientation but its size is increased from 50x40x10m to 100x100x30m (hence a slight reduction of the anisotropy). Minimum number of composites is reduced from 7 to 5 in at least two different holes or channel samples (maximum number of composites in the same hole or channel stays at 3) and absolute maximum number of composites retained in the search ellipsoid is increased from 30 to 40. With those conditions, 142,723 additional blocks (38% of total) can be interpolated with interpolated grade ranging from 0.13 to 9.35 g/t and averaging 1.21g/t.

All remaining 18,977 blocks (5% of total) can be interpolated in a third and last run with a search ellipsoid of 200x200x100m size and same orientation as before, a minimum of 1 composite, a maximum of 3 composites in the same hole or channel and an absolute maximum of 50 composites. Interpolated grades for those blocks range from 0.36 to 6.21 g/t and average 1.14 g/t)

In the end, interpolated block values range from 0.13 to 10.43 g/t with a mean of 1.28 g/t. Block values on selected top benches of the central part are shown on Figure 32.

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Figure 32 Interpolated block Au grade on selected benches of the Hosco sector

Only blocks in the center part (8200E-9300E) are shown. Composites in the same 5m bench as blocks shown with a + sign colored according to composite grade

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17.1.2.8 Resource block model validation

Like with the new Heva resource block model, we can validate the new Hosco resource block model by comparing the grade of each sample or composite with the grade estimate of the block that contains (the center point of) that sample or composite.

We can find 13160 composites with a block containing the center point of the composite. Average composite grade is 1.559 g/t and average block grade estimate is 1.557 g/t. Correlation of block grade estimate and composite grade is a mere R=0.73 but this is common in gold deposits with a significant nugget effect. The correlation plot (Figure 33) shows the usual smoothing of block grade estimates compare to composite grades. What is important in term of block model validation id the good similarity of average block grade estimate and composite grade almost at the same place.

Figure 33 Comparison of block grade and composite grade at about the same place – Hosco

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17.1.2.9 Resource classification

The classification of estimated resources in the Hosco sector takes into account several factors:

+ the spacing between surface drill holes : it ranges from more than 100m on the west side  down to 20m in the central part near the surface.  It is clear that all estimated resources of the west part (west of 8200E) and in the east part (east of 9300E) stay in the inferred category. It is also clear that mineralized material recognized by new drill holes on a 25m grid should be in the measured category. Between those two extremes, we think that a 40m grid should be enough to delineate indicated resources.

+ the high concentration of underground sample data (holes and channels) in the central part of the Hosco sector, between sections 8500E and 9100E and above level 4850Z. We are of the opinion that the bulk of estimated resources in this part of the deposit should be at least in the indicated category.

+ the continuity of mineralized zone limits (“geological continuity” as opposed to “grade continuity” measured by the correlograms) from one drill section to the next. As a rule, we keep in the inferred category the estimated resources in small structures of limited lateral extension i.e. which show on a limited number of contiguous drill sections.

+ the consistency of mineralized intercepts in the new JA-07+JA-08  holes and those in historical drill holes on the dame drill sections.

As a first step, we classified each block of the resource model in a purely automatic manner :  resources of a block are tentatively put in the measured category if there are at least 7 2m composites in at least 4 different holes or channels  within a 30x30x5m ellipsoid centered on the block and resources of a block are tentatively put in the indicated category if there are at least 7 2m composites in at least 3 different holes or channels  within a 50x50x10m ellipsoid centered on the block. The search ellipsoid used for automatic classification has the same orientation as the search ellipsoids used for block grade interpolation i.e. they dip 55o to the N350o. Results of that automatic classification are shown on Figure 34.

Tables 19 (overall) and 20 (top central part) show the new estimated resources of Hosco with this classification and compare them to the 2007 resources. Conversion of volumes to tonnages uses the same fixed density of 2.66 t/m3 since there are no new density measurements in the new holes.

As usual, this first automatic classification has its drawbacks which are illustrated by a few benches on Figure 34 i.e. a “Swiss cheese” or “spotted dog” pattern with patches of measured (in red) alternating with patches of indicated (in blue) or inferred (in black).

Another approach to classification would be based on drill hole spacing which can be visualized on the long sections of Figure 35 (north structures) and 36 (south structures). On those long sections, we just show the projection of the main mineralized intercept in surface holes (383 intercepts in north structures and 1154 intercepts in south structures). Polygons of influence (actually circles) with a maximum of either 18m or 28m radius are drawn around each intercept. Those particular radii are selected because they will show contiguous polygons (no gaps) with intercepts on a 25x25m and 40x40m grid at the most. We consider that we need that spacing between intercepts in order to be

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able to classify the corresponding resources in the measured and indicated categories respectively.  Then an outline (in red for measured and blue for indicated) is drawn around the sector with contiguous polygons. Those measured and indicated outlines are the basis for measured and indicated solids applied to the 3D resource blocks (Figure 36). Bench-by-bench intersections with the solid are reviewed and a final contour for measured and indicated resource blocks is drawn in each bench (Figure 37).

Resources derived from this final classification are on Tables 21 and 22.

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Cut-off	Category	2007			2009
g/tAu		Tonnage	g/tAu	OzAu	Tonnage	g/tAu	OzAu
0	measured	0	0.0	0	15,100,000	1.4	693,000
0	Indicated	8,350,000	1.6	433,000	14,650,000	1.2	585,000
0	Inferred	24,940,000	1.4	1,154,000	20,260,000	1.2	777,000
0	All	33,290,000	1.5	1,586,000	50,010,000	1.3	2,055,000
0.5	measured	0	0.0	0	15,070,000	1.4	693,000
0.5	Indicated	8,270,000	1.6	431,000	14,540,000	1.3	583,000
0.5	Inferred	24,320,000	1.5	1,147,000	19,750,000	1.2	770,000
0.5	All	32,600,000	1.5	1,578,000	49,360,000	1.3	2,046,000
1	measured	0	0.0	0	11,190,000	1.6	588,000
1	Indicated	7,090,000	1.8	401,000	9,360,000	1.5	448,000
1	Inferred	20,870,000	1.6	1,055,000	12,430,000	1.4	578,000
1	All	27,970,000	1.6	1,456,000	32,990,000	1.5	1,614,000
1.5	measured	0	0.0	0	5,070,000	2.1	345,000
1.5	Indicated	4,110,000	2.1	279,000	3,190,000	2.0	205,000
1.5	Inferred	10,360,000	1.9	625,000	3,880,000	2.0	246,000
1.5	All	14,470,000	1.9	904,000	12,150,000	2.0	796,000
2	measured	0	0.0	0	2,090,000	2.7	182,000
2	Indicated	1,780,000	2.6	151,000	1,000,000	2.7	86,000
2	Inferred	2,530,000	2.4	197,000	1,210,000	2.6	100,000
2	All	4,320,000	2.5	348,000	4,300,000	2.7	367,000
2.5	measured	0	0.0	0	960,000	3.3	101,000
2.5	Indicated	760,000	3.2	78,000	420,000	3.3	44,000
2.5	Inferred	850,000	2.9	80,000	430,000	3.2	45,000
2.5	All	1,610,000	3.1	158,000	1,810,000	3.3	190,000
3	measured	0	0.0	0	480,000	3.8	59,000
3	Indicated	350,000	3.7	42,000	200,000	3.9	26,000
3	Inferred	280,000	3.5	31,000	200,000	3.8	25,000
3	All	630,000	3.6	73,000	880,000	3.9	109,000
Above 4700Z
0.5	measured	0	0.0	0	15,070,000	1.4	693,000
0.5	Indicated	8,270,000	1.6	431,000	14,540,000	1.3	583,000
0.5	Inferred	21,610,000	1.5	1,021,000	16,970,000	1.2	673,000
0.5	All	29,880,000	1.5	1,452,000	46,580,000	1.3	1,948,000
Below 4700Z
3	measured	0	0.0	0	0	0.0	0
3	Indicated	0	0.0	0	0	0.0	0
3	Inferred	30,000	3.4	3,000	20,000	3.6	3,000
3	All	30,000	3.4	3,000	20,000	3.6	3,000

Table 19 Automatic classification of Hosco resources and comparison with 2007

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Hosco mine (45,900t @ 6.6g/t i.e. 9730 ozAu) is not subtracted from the indicated (2007) or measured (2009) resources.

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Cut-off	Category	2007			2009
g/tAu		Tonnage	g/tAu	OzAu	Tonnage	g/tAu	OzAu
Resources between 8200E and 9300E and above 4700Z
0	measured	0	0.0	0	15,100,000	1.4	693,000
0	Indicated	8,350,000	1.6	432,000	14,320,000	1.2	569,000
0	Inferred	15,830,000	1.4	713,000	7,770,000	1.2	296,000
0	All	24,180,000	1.5	1,145,000	37,180,000	1.3	1,558,000
0.5	measured	0	0.0	0	15,070,000	1.4	692,000
0.5	Indicated	8,270,000	1.6	431,000	14,210,000	1.2	568,000
0.5	Inferred	15,650,000	1.4	711,000	7,750,000	1.2	295,000
0.5	All	23,920,000	1.5	1,142,000	37,030,000	1.3	1,555,000
1	measured	0	0.0	0	11,190,000	1.6	588,000
1	Indicated	7,090,000	1.8	400,000	9,120,000	1.5	435,000
1	Inferred	13,320,000	1.5	648,000	5,080,000	1.4	222,000
1	All	20,410,000	1.6	1,049,000	25,390,000	1.5	1,245,000
1.5	measured	0	0.0	0	5,070,000	2.1	345,000
1.5	Indicated	4,110,000	2.1	279,000	3,070,000	2.0	196,000
1.5	Inferred	5,680,000	1.9	339,000	1,220,000	1.8	72,000
1.5	All	9,790,000	2.0	618,000	9,360,000	2.0	613,000
2	measured	0	0.0	0	2,090,000	2.7	181,000
2	Indicated	1,780,000	2.6	151,000	940,000	2.7	80,000
2	Inferred	1,340,000	2.4	103,000	190,000	2.7	16,000
2	All	3,120,000	2.5	254,000	3,220,000	2.7	278,000
2.5	measured	0	0.0	0	960,000	3.3	101,000
2.5	Indicated	760,000	3.2	78,000	390,000	3.3	42,000
2.5	Inferred	350,000	3.1	34,000	70,000	3.6	8,000
2.5	All	1,110,000	3.1	112,000	1,420,000	3.3	151,000
3	measured	0	0.0	0	480,000	3.8	59,000
3	Indicated	350,000	3.7	42,000	190,000	3.9	24,000
3	Inferred	130,000	3.6	15,000	40,000	4.1	6,000
3	All	480,000	3.7	58,000	710,000	3.9	89,000
Resources between 8200E and 9300E and above 4800Z
0.5	measured	0	0.0	0	14,970,000	1.4	688,000
0.5	Indicated	8,270,000	1.6	431,000	11,540,000	1.2	455,000
0.5	Inferred	9,610,000	1.5	453,000	2,070,000	1.2	80,000
0.5	All	17,880,000	1.5	884,000	28,590,000	1.3	1,223,000

Table 20  Resources of the top central sector of Hosco with automatic classification

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Hosco mine (45,900t @ 6.6g/t i.e. 9730 ozAu) is not subtracted from the indicated (2007) or measured (2009) resources.

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Cut-off	Category	2007			2009
g/tAu		Tonnage	g/tAu	OzAu	Tonnage	g/tAu	OzAu
0	measured	0	0.0	0	18,560,000	1.4	827,000
0	Indicated	8,350,000	1.6	433,000	11,170,000	1.2	447,000
0	Inferred	24,940,000	1.4	1,154,000	20,280,000	1.2	781,000
0	All	33,290,000	1.5	1,586,000	50,010,000	1.3	2,055,000
0.5	measured	0	0.0	0	18,520,000	1.4	827,000
0.5	Indicated	8,270,000	1.6	431,000	11,070,000	1.3	446,000
0.5	Inferred	24,320,000	1.5	1,147,000	19,770,000	1.2	774,000
0.5	All	32,600,000	1.5	1,578,000	49,360,000	1.3	2,046,000
1	measured	0	0.0	0	13,480,000	1.6	691,000
1	Indicated	7,090,000	1.8	401,000	6,900,000	1.5	337,000
1	Inferred	20,870,000	1.6	1,055,000	12,620,000	1.4	586,000
1	All	27,970,000	1.6	1,456,000	32,990,000	1.5	1,614,000
1.5	measured	0	0.0	0	5,760,000	2.1	385,000
1.5	Indicated	4,110,000	2.1	279,000	2,430,000	2.1	162,000
1.5	Inferred	10,360,000	1.9	625,000	3,950,000	2.0	249,000
1.5	All	14,470,000	1.9	904,000	12,150,000	2.0	796,000
2	measured	0	0.0	0	2,190,000	2.7	190,000
2	Indicated	1,780,000	2.6	151,000	900,000	2.7	78,000
2	Inferred	2,530,000	2.4	197,000	1,210,000	2.6	100,000
2	All	4,320,000	2.5	348,000	4,300,000	2.7	367,000
2.5	measured	0	0.0	0	980,000	3.3	104,000
2.5	Indicated	760,000	3.2	78,000	400,000	3.3	42,000
2.5	Inferred	850,000	2.9	80,000	430,000	3.2	44,000
2.5	All	1,610,000	3.1	158,000	1,810,000	3.3	190,000
3	measured	0	0.0	0	490,000	3.9	60,000
3	Indicated	350,000	3.7	42,000	190,000	3.9	25,000
3	Inferred	280,000	3.5	31,000	200,000	3.8	24,000
3	All	630,000	3.6	73,000	880,000	3.9	109,000
Above 4700Z
0.5	measured	0	0.0	0	18,520,000	1.4	827,000
0.5	Indicated	8,270,000	1.6	431,000	11,070,000	1.3	446,000
0.5	Inferred	21,610,000	1.5	1,021,000	16,980,000	1.2	676,000
0.5	All	29,880,000	1.5	1,452,000	46,580,000	1.3	1,948,000
Below 4700Z
3	measured	0	0.0	0	0	0.0	0
3	Indicated	0	0.0	0	0	0.0	0
3	Inferred	30,000	3.4	3,000	20,000	3.6	3,000
3	All	30,000	3.4	3,000	20,000	3.6	3,000

Table 21 Final classification of Hosco resources and comparison with 2007

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Hosco mine (45,900t @ 6.6g/t i.e. 9730 ozAu) is not subtracted from the indicated (2007) or measured (2009) resources.

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Cut-off	Category	2007			2009
g/tAu		Tonnage	g/tAu	OzAu	Tonnage	g/tAu	OzAu
Resources between 8200E and 9300E and above 4700Z
0	measured	0	0.0	0	18,560,000	1.4	827,000
0	Indicated	8,350,000	1.6	432,000	10,800,000	1.2	432,000
0	Inferred	15,830,000	1.4	713,000	7,830,000	1.2	299,000
0	All	24,180,000	1.5	1,145,000	37,180,000	1.3	1,558,000
0.5	measured	0	0.0	0	18,520,000	1.4	826,000
0.5	Indicated	8,270,000	1.6	431,000	10,700,000	1.3	430,000
0.5	Inferred	15,650,000	1.4	711,000	7,800,000	1.2	299,000
0.5	All	23,920,000	1.5	1,142,000	37,030,000	1.3	1,555,000
1	measured	0	0.0	0	13,470,000	1.6	691,000
1	Indicated	7,090,000	1.8	400,000	6,680,000	1.5	325,000
1	Inferred	13,320,000	1.5	648,000	5,230,000	1.4	229,000
1	All	20,410,000	1.6	1,049,000	25,390,000	1.5	1,245,000
1.5	measured	0	0.0	0	5,760,000	2.1	385,000
1.5	Indicated	4,110,000	2.1	279,000	2,330,000	2.1	155,000
1.5	Inferred	5,680,000	1.9	339,000	1,260,000	1.8	73,000
1.5	All	9,790,000	2.0	618,000	9,360,000	2.0	613,000
2	measured	0	0.0	0	2,190,000	2.7	190,000
2	Indicated	1,780,000	2.6	151,000	850,000	2.7	74,000
2	Inferred	1,340,000	2.4	103,000	180,000	2.6	15,000
2	All	3,120,000	2.5	254,000	3,220,000	2.7	278,000
2.5	measured	0	0.0	0	980,000	3.3	104,000
2.5	Indicated	760,000	3.2	78,000	380,000	3.3	40,000
2.5	Inferred	350,000	3.1	34,000	60,000	3.4	7,000
2.5	All	1,110,000	3.1	112,000	1,420,000	3.3	151,000
3	measured	0	0.0	0	490,000	3.9	60,000
3	Indicated	350,000	3.7	42,000	190,000	4.0	24,000
3	Inferred	130,000	3.6	15,000	40,000	3.9	5,000
3	All	480,000	3.7	58,000	710,000	3.9	89,000
Resources between 8200E and 9300E and above 4800Z
0.5	measured	0	0.0	0	18,520,000	1.4	826,000
0.5	Indicated	8,270,000	1.6	431,000	8,420,000	1.2	332,000
0.5	Inferred	9,610,000	1.5	453,000	1,650,000	1.2	65,000
0.5	All	24,180,000	1.5	1,145,000	37,180,000	1.3	1,558,000

Table 22  Resources of the top central sector of Hosco with final classification

Because of some necessary rounding of estimates, the rounded totals may slightly differ from the sum of rounded individual estimates. The “historical” production of the old Hosco mine (45,900t @ 6.6g/t i.e. 9730 ozAu) is not subtracted from the indicated (2007) or measured (2009) resources

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Figure 34 Automatic classification of resources in blocks of the Hosco sector

Only blocks in the center part (8200E-9300E) are shown. Composites in the same 5m bench as blocks shown with a + sign. Inferred resources in black

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Figure 35 Long section of Hosco North with surface hole intercepts

Each point represents the main mineralized intercept in a surface hole. Circles/polygons around points correspond to « zones of influence » with a 18m (left) and 28m (right) maximum radius. With such radii, there should not be any gap between holes on a 25m grid (left) or 40m grid (right).  The black outline corresponds to the maximum extent of mineralization according to the mineralized envelope.  The red outline would be the limit of measured resources just based on the 25m minimum spacing. The blue outline would be the limit of indicated resources just based on the 40m minimum spacing. The green outline is the limit of indicated resources in the 2007 study.

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Figure 36 Long section of Hosco South with surface hole intercepts

Each point represents the main mineralized intercept in a surface hole. Circles/polygons around points correspond to « zones of influence » with a 18m (left) and 28m (right) maximum radius. With such radii, there should not be any gap between holes on a 25m grid (left) or 40m grid (right).  The black outline corresponds to the maximum extent of mineralization according to the mineralized envelope.  The red outline would be the limit of measured resources just based on the 25m minimum spacing. The blue outline would be the limit of indicated resources just based on the 40m minimum spacing. The green outline is the limit of indicated resources in the 2007 study.

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Figure 37 Hosco long sections with proposed limits of measured and indicated resources

Left : Hosco North. Right : Hosco South. Proposed limits of measured (red) and indicated (blue) are plotted against blocks of the resource model colored according to the automatic classification (red=measured, blue=indicated).

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Figure 38 Final classification of resources in blocks of the Hosco sector

Only blocks in the center part (8200E-9300E) are shown. Composites in the same 5m bench as blocks shown with a + sign. Inferred resources in black

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18- Other Relevant Data and Information

18.1 Geotechnical investigation

There has been a geotechnical investigation at Joanna for pit slope design and stability analysis which is currently under study by BBA.

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19- Interpretation and Conclusions

1.

The imperial and metric systems were used with different coordinate systems in the Hosco and Heva sectors of the Joanna gold property but all the data has now been converted to metric system into the same coordinate system (GML). All measurements in this report are presented in meters (m), metric tonnes (tonnes), grades in grams per tonnes (g/t) and ounces are in troy ounces unless mentioned otherwise.

2.

The Joanna property (formerly Hosco and Heva mines) is located 20 km east of the town of Rouyn-Noranda.

3.

The Joanna property comprises 111 contiguous claims totaling 3,393 hectares. In addition to the original 67 claims optioned in 2006, the company has acquired the 3 O’Connor claims, then optioned the 20 Henriksen claims and got a 75% share of the 2 Vantex claims on the Heva side of the property. Finally, in 2008, they optioned the 19 Alexandria claims to the east of Hosco. Optioned claims are subject to a 2%-2.5% NSR royalty. Remaining payments to exercise amount to $1,750,000 and remaining work commitments (on Alexandria claims) amount to $650,000.

4.

The property is accessible from Rouyn-Noranda or Val d’Or by road. Highway 117 leads to gravel roads leading to the old shaft concrete slabs of both old Hosco and Heva mines.

5.

The property is near the city of Rouyn-Noranda (39,000 approximate population). This city is a regional center. The area is traditionally a mining area with several operating mines and active exploration companies. Rouyn-Noranda has the necessary infrastructures to support a mining operation.

6.

The Joanna property is on the famous Cadillac break. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite schist separating the Temiskaming and Cadillac groups.

7.

Gold mineralization is composed of disseminated sulfides (pyrite, arsenopyrite, pyrrhotite) in deformation and silicified zones along the Cadillac fault. Small quartz veins of a few centimeters to a meter wide are encountered in these zones.

8.

The Au disseminated mineralization is found in strongly altered and deformed corridors, showing an azimuth of N260˚ and a dip 55° to the north-west. These mineralized corridors with an average horizontal width of 20 meters can be found over a length greater than 1200 meters.

9.

Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Surface mapping was carried out in the summer of 2006.  Exploration holes were incorporated into a database in electronic format at the end of 2006.  Easily computerized reliable underground data is also included in the new database. Old core exists and has been sampled and re-sampled.

10.

In September, 2007, a total of 11,200 meters from 25 holes, with 6,844 samples were incorporated into a new mineral resources estimate prepared by Geostat.  In 2007, 20,647 meters from 62 holes were completed on the Hosco sector, and 26,269 meters from 42 holes were completed on the Heva sector.

11.

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA Inc., which concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 meter level, the Joanna Gold Project was potentially feasible as a standalone open-pit mine operation.

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12.

During 2008, an infill drilling program was completed within the limits of the proposed pit outline of the Hosco sector and the results of all exploration drilling performed outside of that pit above 300 meters.  In 2008, 87,574 meters from 359 holes were completed.

13.

The Joanna mineral resources in this report were estimated by Geostat qualified persons using digital block models.  The mineralized zones are delimited by the drill hole intercepts, the cross section ore envelopes are subsequently transferred into level plans for estimation. Mineralized solids are filled with 5mE x2mN x 5mZ regular blocks. The grade of each block is kriged from the capped grade of nearby 2m composites defined along the mineralized hole intercepts. Specific gravity used is 2.66 t/m3 in the Hosco sector and 2.68 t/m3 in the Heva sector.

14.

Capping limit for the grade of 2m composites is 15 g/t in both Heva and Hosco sectors. With that limit, gold loss is 6.2% in the Heva sector  and 5.5% in the Hosco sector.

15.

As of March 30, 2009, based on diamond drill hole and underground data available at the end of January 2009,  mineral resources at the Joanna gold deposit are estimated as follows:

Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces
Measured	Hosco	18,500,000	1.4	827,000
Indicated	Hosco Heva	11,100,000 4,200,000	1.3 1.9	446,000 257,000
Total Measured and Indicated		33,800,00	1.4	1,530,000
Inferred	Hosco Heva	19,800,000 8,600,000	1.2 1.8	774,000 488,000
		28,400,00	1.4	1,262,000

Notes:

6.

CIM definitions were followed for mineral resources.

7.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

8.

Measured and indicated mineral resources are reported to a depth of 300 meters and at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources are related to a depth of 600 meters at a cut off grade of 0.5 grams of gold per tonne.

9.

Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva), has not been subtracted from indicated and measured resources.

10.

Includes undivided 25% interest of Stellar Pacific Ventures Inc. in 2 claims within the Heval block, which is subject to dilution

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20- Recommendations

•

The authors consider that there is some potential to increase the mineral resources on the property and to define mineral reserves by open pit.

•

The authors recommend that Aurizon carry out all the necessary work and property acquisition payments to secure its mining rights with the optionees.

•

The work program of Phase 1 follow with associated costs:

•

The authors recommend that Aurizon conduct further drilling to increase the lateral extension westward and eastward, as the mineralized zones are open in both directions and at depth.

▪

Drilling (10,000m)

1.2$ Millions

•

The authors recommend that Aurizon conducts exploration works including geochemistry, geophysics, trenching and drilling on previously unexplored areas of the sedimentary rock on the property and also possibly hosting the Blake River limit.

▪

Geophysics (30km IP)            50K$

▪

Geochemistry                         50K$

▪

Trenching                               50K$

▪

Drilling (2,000m)                    250K$

•

In the Hosco sector, with a substantial increase of near surface measured and indicated resource, the authors recommend that a prefeasibility study to define open-pit reserves be initiated. There is no need for additional drilling in this particular sector at the moment.

▪

Pre feasibility study                500K$

•

In the Heva sector, the near surface indicated resource picture of the 2007 study has not changed much since no real new drilling has been conducted in that part of the deposit. The authors recommend that the economics of an open pit operation based on available resources be reviewed. If results are positive, some infill drilling similar to what has been done in the Hosco sector in 2008 could be conducted within the limits of the open-pitable resources.

▪

Risk assessment study           200K$

▪

In filling drilling 40,000 m  and exploration drilling 10,000m for 6M$

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21- References

This table is made from the used and available documents.  These documents are available for consultation if required on hard copy or electronic format files at Aurizon Mine exploration office in Val d’Or.

TITLE
Report: Description des propriétés le long de la faille Larder Lake-Cadillac Secteur des mines Heva, Hosco et New Rouyn Merger by Ghislain Fournier January 2006
Report on the Hosco Property by Jean Descarreaux P.Eng. March 1985
An Investigation of the Recovery of Gold from Hosco Heva project sample For GML by LakeField 1987
Annual Report Heva Gold Mines
Heva Cadillac Gold Mines LTD., GM- 10957-C, DDH. LOGS 3E - 13E and HV 5W - HV 40W
Hosco Gold Mines LTD., Underground Diamond Drilling '3' - Indicates third (500) ' level, '2' - Indicates second (350) level, st - 2m11 to st- 2m90 and st - 3m1 to st - 3m99 - A. (K)
1987-88 Exploration Program #2 Hosco - Heva Property Joannes Township, Quebec
Campagne de sondage 1979 - 1980 secteur HOSCO (copie de terrain)
HOSCO (10 -491), Trous de surface, logs originaux, HC1 à HC25, 1w à 26w, HOSCO 1w2 à 11w2, HOSCO 1w3 à HOSCO Tw3. (P)
HÉVA 10 -491, Anciens journaux de sondages, Mine HÉVA (surface), P -1 à P - 8, SP-0; SP-00; SP-1; 388; 389; 399. (J)
HÉVA 10 -491, Campagne de sondages 80 - 40 à 80 - 48 (originaux). ( E )
HÉVA 10 -491, Anciens journaux de sondages, Mine HÉVA (souterrain), Niveau 400': U-400-2 à U-400-13, U-400-15 à U-400-20, U-400-23 à U-400-34, U-500-1 à U-500 -3. (M)
HÉVA 10 -491, Campagne Hiver 1981, Sondages 81 -1 à 81 -17 (inclusivement). ( G )
HÉVA 10 -491, Campagne de Sondages 80 - 49 à 80 - 56; 80 - 57, 58 transféré à 10 - 922, (originaux). ( F )
Journal des sondages
HÉVA 10 -491, HOSCO Gold Mines LTD., Niveau 500': 3M58 à 3M83, 3M91 à 3M109, 3M113 à 3M116; Niveau 350': 2M50 à 2M57, 2M84 à 2M90
GM - 00735 - B
GM-00735 BP00001 .tif and GM-00735-B P01.pdf
GM-00735 BP00002 .tif and GM-00735-B P02.pdf
GM 00735-B.pdf
Aurizon Projet Joanna
longitudinale5k.dwg, Projet Joanna Longitudinale
plan4500_900n(heva).dwg, Projet Joanna Plan Surface
plan8200e_1000n(hosco).dwg, Projet Joanna Plan Surface

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plan_surface5k.dwg, Projet Joanna Plan Surface
section 8500 me inf125m.dwg, Section 8500 mE (inf + ou - 12.5m)
section 8525 me inf125m.dwg, Section 8525 mE (inf + ou - 12.5m)
section 8550 me inf125m.dwg, Section 8550 mE (inf + ou - 12.5m)
GM42527_cd1
GM42527.pdf, Louvicourt mining management company ltd agent for Norgold Management Company Ltd
gm42527p001.PDF and Gm42527p001.tif, Bloc ''F'' , Projet 10-491, Localisation des sondages
gm42527p002.PDF and Gm42527p002.tif, Lentille ''B'', Section Longitudinale
gm42527p003.PDF and Gm42527p003.tif, Lentille ''C'', Section Longitudinale
gm42527p004.PDF and Gm42527p004.tif, Lentille ''D'', Section Longitudinale
gm42527p005.PDF and Gm42527p005.tif, Section 184-E-1, Projet 10-491
gm42527p006.PDF and Gm42527p006.tif, Section 1940 Est
gm42527p007.PDF and Gm42527p007.tif, Section 1940 Est, Projet 10-491
gm42527p008.PDF and Gm42527p008.tif, Section 1980 Est, Projet 10-491
gm42527p009.PDF and Gm42527p009.tif, Section 2020 Est
gm42527p010.PDF and Gm42527p010.tif, Section 2020 Est, Projet 10-491
gm42527p011.PDF and Gm42527p011.tif, Section 2060 Est
gm42527p012.PDF and Gm42527p012.tif, Section 2060 Est, Projet 10-491
gm42527p013.PDF and Gm42527p013.tif, Section 2300 Est, Projet 10-491
gm42527p014.PDF and Gm42527p014.tif, Section 2320 Est, Projet 10-491
gm42527p015.PDF and Gm42527p015.tif, Section 2780 Est
gm42527p016.PDF and Gm42527p016.tif, Section 2840 Est
gm42527p017.PDF and Gm42527p017.tif, Section 2900 Est
GM 47086
GM47086.pdf, Results of the 1984 Diamond drilling campaign and estimate of reserves on the Heva property, Rouyn-Noranda area for New Goldcore Ventures AND Amberquest Resources Ltd
Gm47086p00001.tif, Compilation Vein A, Longitudinal projection
Gm47086p00002.tif, Compilation Vein A2, Longitudinal projection
Gm47086p00003.tif, Compilation Vein B2, Longitudinal projection
Gm47086p00004.tif, Compilation Vein C, Longitudinal projection
Gm47086p00005.tif, Lens A

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Gm47086p00006.tif, Lens A
Gm47086p00007.tif, Lens A
Gm47086p00008.tif, Lens A
Gm47086p00009.tif, Lens A
Gm47086p00010.tif, Lens A2
Gm47086p00011.tif, Lens A2
Gm47086p00012.tif, Lens B
Gm47086p00013.tif, Lens B
Gm47086p00014.tif, Lens B2
Gm47086p00015.tif, Lens B2
Gm47086p00016.tif, Lens C
Gm47086p00017.tif, 0 + 50W
Gm47086p00018.tif, 1 + 50W
Gm47086p00019.tif, 1 + 70W
Gm47086p00020.tif, 2 + 50W
Gm47086p00021.tif, 3 + 20W
Gm47086p00022.tif, 3 + 50W
Gm47086p00023.tif, 4 + 25W
Gm47086p00024.tif, 5 + 25W
Gm47086p00025.tif, 5 + 75W
Gm47086p00026.tif, 0 + 50E
Gm47086p00027.tif, 1 + 34E
Gm47086p00028.tif, 2 + 30E
Gm47086p00029.tif, 3 + 50E
Gm47086p00030.tif, 4 + 10E
Gm47086p00031.tif, 4 + 60E
Gm47086p00032.tif, 5 + 21E
Gm47086p00033.tif, 5 + 55E
Gm47086p00034.tif, 6 + 66E
Gm47086p00035.tif, 7 + 53E
Gm47086p00036.tif, 8 + 22E
Gm47086p00037.tif, 8 + 42E
Gm47086p00038.tif, 13 + 00E
Gm47086p00039.tif, 14 + 30E
Gm47086p00040.tif, 16 +00E
Gm45180_cd1
GM45180.pdf, 1986-87 Exploration program on the Hosco-Heva property of Eastern Mines LTD and Silver Sceptre Resources LTDJoannes Township, Québec
gm45180p001.PDF and Gm45180p001.tif, Property Geology
gm45180p002.PDF and Gm45180p002.tif, Heva Block schematic section 5100 E
gm45180p003.PDF and Gm45180p003.tif, Claim Map
gm45180p004.PDF and Gm45180p004.tif, Surface Plan / Plan de localisation
gm45180p005.PDF and Gm45180p005.tif, Echantillonnage niveau SUB ''B'' EL: 4955

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gm45180p006.PDF and Gm45180p006.tif, Echantillonnage niveau SUB ''B'' TB-B-901-N EL: 4955
gm45180p007.PDF and Gm45180p007.tif, Echantillonnage niveau SUB ''C'' EL: 4933
gm45180p008.PDF and Gm45180p008.tif, Echantillonnage niveau SUB ''C'' TB-C-900-N EL: 4933
gm45180p009.PDF and Gm45180p009.tif, Echantillonnage (niveau 2) EL: 4921
gm45180p010.PDF and Gm45180p010.tif, Echantillonnage Rampe
gm45180p011.PDF and Gm45180p011.tif, Echantillonnage Rampe
gm45180p012.PDF and Gm45180p012.tif, Section 4680 Est, Projet 10-491
gm45180p013.PDF and Gm45180p013.tif, Section 4830 Est, Projet 10-491
gm45180p014.PDF and Gm45180p014.tif, Section 4850 Est, Projet 10-491
gm45180p015.PDF and Gm45180p015.tif, Section 5050 Est
gm45180p016.PDF and Gm45180p016.tif, Section 5080 Est, Localisation 1060N à 1460N, Élévation 4740 à 4460
gm45180p017.PDF and Gm45180p017.tif, Section 5080 Est, Projet 10-491, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p018.PDF and Gm45180p018.tif, Section 5080 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p019.PDF and Gm45180p019.tif, Section 5100 Est, Localisation 1060N à 1460N, Élévation 4740 à 4460
gm45180p020.PDF and Gm45180p020.tif, Section 5100 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p021.PDF and Gm45180p021.tif, Section 5100 Est, Localisation 1460N à 1860N, Élévation 5020 à 4740
gm45180p022.PDF and Gm45180p022.tif, Section 5130 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740, Projet 10-491
gm45180p023.PDF and Gm45180p023.tif, Section 5130 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p024.PDF and Gm45180p024.tif, Section 5130 Est, Localisation 1460N à 1860N, Élévation 4460 à 4740
gm45180p025.PDF and Gm45180p025.tif, Section 5130 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000, Projet 10-491
gm45180p026.PDF and Gm45180p026.tif, Section 5150 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p027.PDF and Gm45180p027.tif, Section 5150 Est, Localisation 1060N à 1460N, Élévation 4760 à 4460
gm45180p028.PDF and Gm45180p028.tif, Section 5150 Est, Localisation 1460N à 1860N, Élévation 4460 à 4740
gm45180p029.PDF and Gm45180p029.tif, Section 5150 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p030.PDF and Gm45180p030.tif, Section 5180 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740

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gm45180p031.PDF and Gm45180p031.tif, Section 5180 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000
gm45180p032.PDF, Section 5190 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
Gm45180_cd2
Gm45180p032.tif, Section 5190 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p033.PDF and Gm45180p033.tif, Section 5200 Est, Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p034.PDF and Gm45180p034.tif, Section 5210 Est
gm45180p035.PDF and Gm45180p035.tif, Section 5390 Est, , Localisation 1060N à 1460N, Élévation 4740 à 5000, Projet 10-491
gm45180p036.PDF and Gm45180p036.tif, Section 5390 Est, Localisation 1460N à 1860N, Élévation 4740 à 5000
gm45180p037.PDF and Gm45180p037.tif, Section 5400 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p038.PDF and Gm45180p038.tif, Section 5400 Est, Localisation 660N à 1060N, Élévation 4740 à 5000, Projet 10-491
gm45180p039.PDF and Gm45180p039.tif, Section 5410 Est, Localisation 660N à 1060N, Élévation 4460 à 4740
gm45180p040.PDF and Gm45180p040.tif, Section 5420 Est, Localisation 1060N à 1460N, Élévation 4460 à 4740
gm45180p041.PDF and Gm45180p041.tif, Section 5430 Est
gm45180p042.PDF and Gm45180p042.tif, Section 5440 Est
gm45180p043.PDF and Gm45180p043.tif, Section 8290 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p044.PDF and Gm45180p044.tif, Section 8290 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p045.PDF and Gm45180p045.tif, Section 8310 Est
gm45180p046.PDF and Gm45180p046.tif, Section 8350 Est
gm45180p047.PDF and Gm45180p047.tif, Section 8390 Est
gm45180p048.PDF and Gm45180p048.tif, Section 8410 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p049.PDF and Gm45180p049.tif, Section 8410 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p050.PDF and Gm45180p050.tif, Section 8430 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p051.PDF and Gm45180p051.tif, Section 8430 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p052.PDF and Gm45180p052.tif, Section 8450 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p053.PDF and Gm45180p053.tif, Section 8450 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p054.PDF and Gm45180p054.tif, Section 8490 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p055.PDF and Gm45180p055.tif, Section 8490 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p056.PDF and Gm45180p056.tif, Section 8510 Est
gm45180p057.PDF and Gm45180p057.tif, Section 8530 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460

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gm45180p058.PDF and Gm45180p058.tif, Section 8530 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p059.PDF and Gm45180p059.tif, Section 8550 Est
gm45180p060.PDF and Gm45180p060.tif, Section 8570 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p061.PDF and Gm45180p061.tif, Section 8570 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p062.PDF and Gm45180p062.tif, Section 8590 Est
gm45180p063.PDF and Gm45180p063.tif, Section 8610 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p064.PDF and Gm45180p064.tif, Section 8610 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p065.PDF and Gm45180p065.tif, Section 8630 Est
gm45180p066.PDF and Gm45180p066.tif, Section 8650 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p067.PDF and Gm45180p067.tif, Section 8650 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p068.PDF and Gm45180p068.tif, Section 8670 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p069.PDF and Gm45180p069.tif, Section 8670 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p070.PDF and Gm45180p070.tif, Section 8690 Est
gm45180p071.PDF and Gm45180p071.tif, Section 8710 Est
gm45180p072.PDF and Gm45180p072.tif, Section 8730 Est
gm45180p073.PDF and Gm45180p073.tif, Section 8750 Est
gm45180p074.PDF and Gm45180p074.tif, Section 8770 Est
gm45180p075.PDF and Gm45180p075.tif, Section 8790 Est, Localisation 1740N à 1340N, Élévation 4740 à 4460
gm45180p076.PDF and Gm45180p076.tif, Section 8790 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p077.PDF and Gm45180p077.tif, Section 8810 Est
gm45180p078.PDF and Gm45180p078.tif, Section 8830 Est
gm45180p079.PDF and Gm45180p079.tif, Section 8850 Est
gm45180p080.PDF and Gm45180p080.tif, Section 8870 Est
gm45180p081.PDF and Gm45181p081.tif, Section 8890 Est
gm45180p082.PDF and Gm45180p082.tif, Section 8910 Est
gm45180p083.PDF and Gm45180p083.tif, Section 8930 Est
gm45180p084.PDF and Gm45180p084.tif, Section 8950 Est
gm45180p085.PDF and Gm45180p085.tif, Section 8955 (SPECIAL), Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p086.PDF and Gm45180p086.tif, Section 8970 Est
gm45180p087.PDF and Gm45180p087.tif, Section 8990 Est
gm45180p088.PDF and Gm45180p088.tif, Section 9010 Est
gm45180p089.PDF and Gm45180p089.tif, Section 9030 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p090.PDF and Gm45180p090.tif, Section 9030 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p091.PDF and Gm45180p091.tif, Section 9050 Est
gm45180p092.PDF and Gm45180p092.tif, Section 9070 Est

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gm45180p093.PDF and Gm45180p093.tif, Section 9090 Est, Localisation 940N à 1340N, Élévation 4740 à 5000
gm45180p094.PDF and Gm45180p094.tif, Section 9090 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p095.PDF and Gm45180p095.tif, Section 9110 Est
gm45180p096.PDF and Gm45180p096.tif, Section 9130 Est
gm45180p097.PDF and Gm45180p097.tif, Section 9150 Est
gm45180p098.PDF and Gm45180p098.tif, Section 9170 Est
gm45180p099.PDF and Gm45180p099.tif, Section 9210 Est
gm45180p100.PDF and Gm45180p100.tif, Section 9230 Est
gm45180p101.PDF and Gm45180p101.tif, Section 9270 Est
gm45180p102.PDF and Gm45180p102.tif, Section 9310 Est
gm45180p103.PDF Section 9370 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
Gm45180_cd3
Gm45180p103.tif, Section 9370 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p104.PDF and Gm45180p104.tif, Section 9430 Est, Localisation 1340N à 1740N, Élévation 4740 à 4460
gm45180p105.PDF and Gm45180p105.tif, Section 9430 Est, Localisation 1340N à 1740N, Élévation 5020 à 4740
gm45180p106.PDF and Gm45180p106.tif, Section 9490 Est

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22- Certificate of qualification

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Certificate of Claude Duplessis, Eng.

To Accompany the Report entitled

“Technical Report. Resource modeling and estimation update. Joanna gold deposit. Aurizon Mines Ltd”

Effective date March 30th and revised April 7th, 2009

I, Claude Duplessis, eng., do hereby certify that:

1.

I reside at 3 du Carabinier, Blainville, Quebec, Canada, J7C 5B8.

2.

I am a graduate from the University of Quebec in Chicoutimi, Quebec in 1988 with a B.Sc.A in geological engineering and I have practised my profession continuously since that time.

3.

I am a registered member of the Ordre des ingénieurs du Québec (Registration Number 45523).  I am also a registered engineer in the province of Alberta.  I am a Member of the Canadian Institute of Mining, Metallurgy and Petroleum and member of the Prospector and Developers Association of Canada.

4.

I am a Senior Engineer and Manager of SGS Geostat Ltd.

5.

I have worked as an engineer for a total of 20 years since my graduation.  My relevant experience for the purpose of the Technical Report is: Over 16 years of consulting in the field of Mineral Resource estimation, orebody modeling, mineral resource auditing and geotechnical engineering.

6.

I have read the definition of “qualified person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101.

7.

I have prepared and written the technical report to which this certificate is attached. I have personally visited the site on August 4th 2008 for one day.

8.

I have no personal knowledge as of the date of this certificate of any material fact or material change, which is not reflected in this report.

9.

I am independent of Aurizon Mines Ltd. applying all of the tests set forth in section 1.4 of NI 43-101 and section 3.5 of NI 43-101 Companion Policy.

10.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 106

Signed at Blainville, Quebec this 7th day of April, 2009

Claude Duplessis, Eng.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 107

Certificate of Michel Dagbert, P. Eng.

To Accompany the Report entitled

“Technical Report. Resource modeling and estimation update. Joanna gold deposit. Aurizon Mines Ltd”

Effective date March 30th and revised April 7th, 2009

I, Michel Dagbert, do hereby certify that:

1.

I reside at 35 Anse Pleureuse, Laval, Quebec, Canada, H7Y1V3.

2.

I am a graduate from the Paris School of Mines with a B.Sc. Degree in Mining Engineering (1971) and McGill University of Montreal with a Dip. Grad. Studies in Geology (1972), and I have practised my profession continuously since that time.

3.

I am a member of the Professional Engineers of Quebec (Membership Number 45944).

4.

I am a senior consultant with SGS Geostat Ltd., a firm of consulting geologists and engineers, based in Blainville, Quebec.

5.

I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Reserve and Mineral Resource estimation parameters and procedures and those involved in the preparation of technical studies.

6.

I have reviewed all of the technical data provided by Aurizon Mines Ltd. regarding the March 30, 2009 Mineral Resource estimation for the Joanna property.  I am responsible for Section 17 of this report. Co-author Claude Duplessis and I share responsibility for the Summary, Section 19 and Section 20 of the report.

7.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in the section of this report.

8.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Aurizon Mines Ltd. or any associated or affiliated entities.

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 108

9.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Aurizon Mines Ltd., or any associated or affiliated companies.

10.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Aurizon Mines Ltd. or any associated or affiliated companies.

11.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by

Michel Dagbert,  P. Eng.

April 7, 2009

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 109

Appendix: List of claims

SNRC	Canton	Titre	Claim	Date d'inscription	Date d'expiration	Superficie	Excédent	Droits requis	Travaux requis	Renouvellement	Détenteurs
				dd/mm/yy	dd/mm/yy	(Ha)	($)	($)	($)	Nombre
32D02	Joannes	CL	3181861	16/11/71	29/10/10	20	44118,96	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3181862	16/11/71	29/10/10	20	44118,96	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3181863	16/11/71	29/10/10	20	44118,96	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3206811	16/11/71	29/10/10	20	29291,47	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3206961	16/11/71	30/10/10	20	42523,15	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3206962	16/11/71	30/10/10	20	42523,15	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3206963	16/11/71	30/10/10	20	42523,15	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3206964	16/11/71	30/10/10	20	42523,15	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3209271	08/02/72	22/01/09	40	169103,98	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3209272	08/02/72	22/01/09	40	169103,98	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3540201	05/01/76	28/11/10	20	46278,03	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3540202	05/01/76	28/11/10	20	46278,03	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3540203	05/01/76	28/11/10	20	46278,03	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3540204	05/01/76	28/11/10	20	46278,03	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3705201	01/11/77	15/10/09	20	20409,47	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705202	01/11/77	15/10/09	20	20409,47	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705203	01/11/77	15/10/09	20	20409,47	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705204	01/11/77	15/10/09	20	20409,47	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705211	01/11/77	15/10/09	20	20532,96	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705212	01/11/77	15/10/09	20	20532,96	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705213	01/11/77	15/10/09	20	20532,96	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705221	01/11/77	16/10/09	20	20498,72	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705222	01/11/77	16/10/09	20	20498,72	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705223	01/11/77	16/10/09	20	20498,72	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705224	01/11/77	16/10/09	20	20498,72	25	1000	9	Mines Aurizon (5057)

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 110

32D02	Joannes	CL	3705231	01/11/77	16/10/09	20	20095,97	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705232	01/11/77	16/10/09	20	20495,97	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3705233	01/11/77	16/10/09	20	20495,97	25	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707441	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707442	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707443	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707444	15/02/78	27/01/09	40	11339,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707591	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707592	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707593	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707594	15/02/78	27/01/09	40	10639,85	100	2500	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707621	15/02/78	29/01/09	20	24839,82	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707622	15/02/78	29/01/09	20	24839,82	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707623	15/02/78	29/01/09	20	24839,82	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707624	15/02/78	29/01/09	20	24839,82	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707651	15/02/78	29/01/09	20	69214,99	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707652	15/02/78	29/01/09	20	69214,99	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707653	15/02/78	29/01/09	20	69214,99	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3707654	15/02/78	29/01/09	20	69214,99	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708001	15/02/78	27/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708002	15/02/78	27/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708003	15/02/78	27/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708004	15/02/78	27/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708141	15/02/78	28/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708142	15/02/78	28/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708143	15/02/78	28/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3708144	15/02/78	28/01/09	20	20389,85	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3717651	12/06/78	13/05/09	20	99430,26	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3717652	12/06/78	13/05/09	20	99430,26	50	1000	9	Mines Aurizon (5057)
32D02	Joannes	CL	3717653	12/06/78	13/05/09	20	86830,26	50	1000	9	Mines Aurizon (5057)

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Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 111

32D02	Joannes	CL	3887691	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887692	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887693	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887694	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887701	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887702	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887703	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3887704	17/11/80	28/10/10	20	19389,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3951391	17/11/80	29/10/10	20	19039,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3951392	17/11/80	29/10/10	20	19039,85	25	1000	10	Mines Aurizon (5057)
32D02	Joannes	CL	3951393	17/11/80	29/10/10	40	10939,85	50	2500	10	Mines Aurizon (5057)
32D02	Joannes	CL	3951394	17/11/80	29/10/10	40	10939,85	50	2500	10	Mines Aurizon (5057)
32D02	Joannes	CL	5217916	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5217917	25/06/99	24/06/09	40	193,34	50	1800	4	Mines Aurizon (5057)
32D02	Joannes	CL	5217918	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5217919	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5219048	30/04/98	29/04/10	40	1589,59	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5219049	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5219050	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5219051	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5219052	30/04/98	29/04/10	40	0	50	1800	5	Mines Aurizon (5057)
32D02	Joannes	CL	5226673	25/06/99	24/06/09	40	15202,08	50	1800	4	Mines Aurizon (5057)
32D02	Joannes	CL	5226674	21/09/99	20/09/09	40	0	50	1800	4	Mines Aurizon (5057)
32D02	Joannes	CL	5226675	21/09/99	20/09/09	40	0	50	1800	4	Mines Aurizon (5057)
32D02	Joannes	CL	5226676	21/09/99	20/09/09	40	0	50	1800	4	Mines Aurizon (5057)
32D02	Joannes	CL	5226677	21/09/99	20/09/09	40	1897,71	50	1800	4	Mines Aurizon (5057)
32D02	Joannes	CDC	50082	14/01/05	13/01/09	42.6	0	100	1200	1	Mines Aurizon (5057)
32D02	Joannes	CDC	50083	14/01/05	13/01/09	42.6	0	100	1200	1	Mines Aurizon (5057)
32D02	Joannes	CDC	50084	14/01/05	13/01/09	42.6	0	100	1200	1	Mines Aurizon (5057)
32D02,32D07	Joannes	CDC	2037886	07/12/06	06/12/08	42.57	0	100	1200	0	Mines Aurizon (5057)

SGS Geostat Ltd

Technical report – Resource modeling and estimation update. Joanna gold deposit.	Page 112

32D02,32D07	Joannes	CDC	2037887	07/12/06	06/12/08	42.56	0	100	1200	0	Mines Aurizon (5057)
32D02,32D07	Joannes	CDC	2037888	07/12/06	06/12/08	42.56	0	100	1200	0	Mines Aurizon (5057)
32D02,32D07	Joannes	CDC	2037889	07/12/06	06/12/08	42.56	0	100	1200	0	Mines Aurizon (5057)
32D02,32D07	Joannes	CDC	2037890	07/12/06	06/12/08	42.55	0	100	1200	0	Mines Aurizon (5057)
32D02,32D07	Joannes	CDC	2037891	07/12/06	06/12/08	42.56	0	100	1200	0	Mines Aurizon (5057)
32D02	Joannes	CDC	1094818	27/05/02	26/05/10	42.63	15374,78	50	1800	3	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1094819	27/05/02	26/05/10	42.65	20516,4	50	1800	3	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1094820	27/05/02	26/05/10	42.66	684,88	50	1800	3	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1121309	08/04/03	07/04/09	42.81	2255,32	100	1200	2	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1121310	08/04/03	07/04/09	42.82	2845,92	100	1200	2	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1121311	08/04/03	07/04/09	42.82	47868,33	100	1200	2	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1121312	08/04/03	07/04/09	42.84	2845,91	100	1200	2	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1121313	08/04/03	07/04/09	42.86	2845,91	100	1200	2	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CDC	1121314	08/04/03	07/04/09	42.88	2255,31	100	1200	2	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5109718	25/08/95	24/08/09	40	0	50	2500	6	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5109719	25/08/95	24/08/09	40	0	50	2500	6	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5109720	25/08/95	24/08/09	40	0	50	2500	6	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5110884	18/09/93	17/09/09	40	0	50	2500	7	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5110885	18/09/93	17/09/09	40	0	50	2500	7	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5110886	18/09/93	17/09/09	40	0	50	2500	7	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5111706	18/09/93	17/09/09	40	0	50	2500	7	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5111708	18/09/93	17/09/09	40	0	50	2500	7	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5111709	18/09/93	17/09/09	40	2815,39	50	2500	7	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5111710	20/07/95	19/07/09	40	3543,6	50	2500	6	ALEXANDRIA MINERALS CORPORATION (20131)
32D02	Joannes	CL	5215033	06/12/99	01/07/12	42.55	154928,3	50	1800	4	Stellar Pacific Ventures inc (20562) 25 % Ressources Vantex Ltée (20777) 75% (responsable)
32D02	Joannes	CL	5215038	06/12/99	01/07/12	42.6	136671,7	50	1800	4	Stellar Pacific Ventures inc (20562) 25 % Ressources Vantex Ltée (20777) 75% (responsable)

(GESTIM, March 26, 2009)

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SGS Geostat Ltd